Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Trashless, Inc.
4701 Red Bluff Road, Suite B
Austin, TX 78702
www.trashless.com

Up to $406,890.00 Convertible Promissory Note.
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Trashless, Inc.
Address: 4701 Red Bluff Road, Suite B, Austin, TX 78702
State of Incorporation: DE
Date Incorporated: April 18, 2016

Terms:

Convertible Promissory Notes

Offering Minimum: $10,000.00 of Convertible Promissory Note.
Offering Maximum: $406,890.00 of Convertible Promissory Note.
Type of Security Offered: Convertible Promissory Note.
Note converts to Series Seed-1 Preferred Stock when the company raises $3,000,000.00 in a qualified equity financing.
Maturity Date: November 01, 2022
Valuation Cap: $6,000,000.00
Discount Rate: 20.0%
Annual Interest Rate: 5.0%
Minimum Investment Amount (per investor): $250.00

Terms of the underlying Security

Underlying Security Name: Series Seed-1 Preferred Stock

Voting Rights:

The Series Seed Preferred shall vote together with the Common Stock. Each share of Series Seed Preferred and Common Stock shall have one vote per share.

Material Rights:

<p>Powers, Preferences, Special Rights and Restrictions of Preferred Stock. The Preferred Stock authorized by this Certificate oflncorporation (the "Certificate") shall be divided into series as provided herein. 1,000,000 shares of Preferred Stock shall be designated </p> <p>"Series Seed-1 Preferred Stock". The powers, preferences, special rights and restrictions granted to and imposed on the Series Seed-1 Preferred Stock are as set forth below in this Article IV(B). </p> <p>1. Dividend Provisions. The holders of shares of Series Seed-1 Preferred Stock shall be entitled to receive dividends, on a pari passu basis, out of any assets legally available therefor, payable when, as and if declared by the Board of Directors of the Corporation (the "Board of Directors"). Such dividends shall not be cumulative. Such dividends shall be distributed among the holders of Series Seed-1 Preferred Stock and Common Stock pro rata based on the number of shares of Common Stock then held by each holder (assuming conversion of all such Preferred Stock into Common Stock), calculated on the record date for determination of holders entitled to such dividend. </p> <p>2. Liquidation.</p> <p>(a) Preference. In the event of any Liquidation Transaction,

the holders of Series Seed-1 Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Corporation to the holders of Common Stock, by reason of their ownership thereof, an amount per share equal to the original purchase price per share of the initial sale of Series Seed-1 Preferred Stock (as adjusted for stock splits, stock dividends, reclassification and the like) (the "Series Seed-1 Preferred Stock Original Price") for each outstanding share of Series Seed-1 Preferred Stock, then held by them, plus any declared but unpaid dividends on such shares. If, upon the occurrence of such event, the assets and funds thus distributed among the holders of Series Seed-1 Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire assets and funds of the Corporation legally available for distribution shall be distributed ratably among the holders of Series Seed-1 Preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive under this Section 2(a). </p> <p>Remaining Assets. Upon the completion of the distribution required by Article IV(B)2(a) above, the remaining assets of the Corporation available for distribution to stockholders shall be distributed among the holders of the Common Stock pro rata based on the number of shares of Common Stock held by each. </p> <p>(c) Deemed Conversion. Notwithstanding the above, for purposes of determining the amount each holder of shares of Preferred Stock is entitled to receive with respect to a Liquidation Transaction, as defined below, each such holder of shares of Preferred Stock shall be deemed to have converted (regardless of whether such holder actually converted) such holder's shares of such series into shares of Common Stock immediately prior to the Liquidation Transaction if, as a result of an actual conversion, such holder would receive, in the aggregate, an amount greater than the amount that would be distributed to such holder if such holder did not convert such series of Preferred Stock into shares of Common Stock. If any such holder shall be deemed to have converted shares of Preferred Stock into Common Stock pursuant to this paragraph, then such holder shall not be entitled to receive any distribution that would otherwise be made to holders of Preferred Stock that have not converted (or have not been deemed to have converted) into shares of Common Stock. </p> <p></p> <p>(d) Certain Acquisitions.</p> <p>(i) Deemed Liquidation. For purposes of this Article IV(B)2,</p> <p>a "Liquidation Transaction" shall be deemed to occur if the Corporation shall (I) sell, convey, exclusively license or otherwise dispose of all or substantially all of its assets, property or business, (II) merge with or into or consolidate with any other corporation, limited liability company or other entity (other than a wholly-owned subsidiary of the Corporation), or </p> <p>(III) effect a liquidation, dissolution or winding up of the Corporation pursuant to the applicable provisions of Section 275 of the Delaware General Corporation Law; provided, however that none of the following shall be considered a Liquidation Transaction: (A) a merger effected exclusively for the purpose of changing the domicile of the Corporation, (B) a bona fide equity :financing in which the Corporation is the surviving corporation or (C) a transaction in which the stockholders of the Corporation immediately prior to the transaction have sufficient rights (by law or contract) to elect or designate 50% or more of the directors of the surviving or acquiring entity following the transaction (as appropriately adjusted for any disparate director voting rights). In the event of a Liquidation Transaction pursuant to the provisions of subsection (II) above, all references in this Article IV(B)2 to "assets of the Corporation" shall be deemed instead to refer to the aggregate consideration to be paid to the holders of the Corporation's capital stock in such merger or consolidation. Nothing in this subsection (i) shall require the distribution to stockholders of anything other than proceeds of such transaction in the event of a merger or consolidation of the Corporation. Notwithstanding the foregoing, the treatment of any transaction as a Liquidation Transaction may be waived by the vote or written consent of the holders of at least a majority of the Corporation's outstanding Preferred Stock, voting together as a single class on an as-converted basis. </p> <p>(ii) Valuation of Consideration. In the event of a Liquidation Transaction, if the consideration received by the Corporation is other than cash, its value will be deemed its fair market value. Any securities shall be valued as determined in good faith by the Board of Directors. Notwithstanding the foregoing, the methods for valuing non-cash consideration to be distributed in connection with a Liquidation Transaction shall, with the appropriate approval by the stockholders under the Delaware General Corporation Law of the definitive agreements governing such Liquidation Transaction and Article IV(B)6 below, be superseded by the determination of such value set forth in the definitive agreements governing such Liquidation Transaction. </p> <p>Redemption. The Preferred Stock is not mandatorily redeemable.</p> <p>Conversion. The holders of shares of Series Seed-I Preferred Stock shall be entitled to conversion rights as follows: </p> <p>(a) Right to Convert. Subject to Article IV(B)4(c) below, each share of Series Seed-I Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing Series Seed-I Preferred Stock Original Price, in the case of the Series Seed-I Preferred Stock, by the Conversion Price applicable to such shares (such quotient is referred to herein as the "Conversion Rate"), determined as hereafter provided, in effect on (i) the date the certificate is surrendered for conversion or (ii) in the case of uncertificated securities, the date the notice of conversion is received by the Corporation. The initial</p> <p>"Conversion Price" per share shall be the original Series Seed-1 Preferred Stock Price in the case of the Series Seed-I Preferred Stock. Such initial Conversion Price shall be subject to adjustment as set forth in Article IV(B)4(d) below.</p> <p>Automatic Conversion. Each share of Preferred Stock shall automatically be converted into such number of shares of Common Stock equal to the Conversion Rate then in effect for such share immediately upon the earlier of (i) except as provided in Article IV(B)4(c) below, the Corporation's sale of its Common Stock in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), the public offering price of which is not less than five (5) times the Series Seed-I Preferred Stock Original Price per share (as adjusted for stock splits, stock dividends, reclassification and the like) and which results in aggregate cash proceeds to the Corporation of not less than $3,000,000, net of underwriting discounts and commissions or (ii) the date, or upon the occurrence of an event, specified by vote or written consent of the holders of a majority of the then outstanding shares of Preferred Stock, voting together as a single class on an as-converted basis. </p> <p>Mechanics of Conversion. Before any holder of Preferred Stock shall be entitled to convert such Preferred Stock into shares of Common Stock, the holder shall give written notice to the Corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the shares of Common Stock are to be issued and, in the case of Preferred Stock represented by a certificate, the holder shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for such series of Preferred Stock. The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Preferred Stock, or to the uncertificated securities, a notice of issuance, for the number of shares of Common Stock to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of certificates, or in the case of uncertificated securities, on the date such notice of conversion is received by the Corporation, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock as of such date. If the conversion is in connection with a firm commitment underwritten public offering of securities, the conversion may, at the option of any holder tendering such Preferred Stock for conversion, be conditioned upon the closing of the sale of securities pursuant to such offering, in which event any persons entitled to receive Common Stock upon conversion of such Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the closing of such sale of securities. </p> <p>(d) Conversion Price Adjustments of Preferred Stock for Certain Dilutive Issuances, Splits and Combinations. The Conversion Price of the Preferred Stock shall be subject to adjustment from time to time as follows: </p> <p>(i) Issuance of Additional Stock Below Purchase Price. If the Corporation should issue, at any time after the date upon which any shares of Series Seed-1 Preferred Stock were first issued (the "Purchase Date"), any Additional Stock (as defined below) without consideration or for a consideration per share less than the Conversion Price for the Series Seed-1 Preferred Stock in effect immediately prior to the issuance of such Additional Stock (as adjusted for stock splits, stock dividends, reclassification and the like), the Conversion Price for such series in effect immediately prior to each such issuance shall automatically be adjusted as set forth in this Article IV(B)4(d)(i), unless otherwise provided in this </p> <p>Automatic Conversion. Each share of Preferred Stock shall automatically be converted into such number of shares of Common Stock equal to the Conversion Rate then in effect for such share immediately upon the earlier of (i) except as provided in Article IV(B)4(c) below, the Corporation's sale of its Common Stock in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), the public offering price of which is not less than five (5) times the Series Seed-I Preferred Stock Original Price per share (as </p> <p>Common Stock that the aggregate consideration received by the Corporation for such issuance would purchase at such Conversion Price; and (y) the denominator of which shall be the number of shares of Outstanding Common plus the number of shares of such Additional Stock. For purposes of the foregoing calculation, the term "Outstanding Common" shall include shares of Common Stock deemed issued pursuant to Article IV(B)4(d)(i)(E) below. </p>

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal shall not direct transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Annual Interest Rate subject to adjustment of 10% bonus for StartEngine shareholders. See 10% Bonus below

Company Perks*

Early Bird

- Friends and Family - First 72 hours | 15% bonus interest
- Super Early Bird - Next 72 hours | 10% bonus interest
- Early Bird Bonus - Next 7 days | 5% bonus interest

Volume

- Tier 1 perk - ($500+ investor hat)
- Tier 2 perk - ($1000+ investor hat + A Flight of 7 specialty Trashless salts)
- Tier 3 perk - ($5,000+ investor hat + A Flight of 7 specialty Trashless salts + Tea Tour - A collection of 6 Trashless teas)
- Tier 4 perk - ($10,000+ investor hat + A Flight of 7 specialty Trashless salts + Tea Tour - A collection of 6 Trashless teas + Spice World Tour - A collection of 24 custom Trashless spice mixes + 5% interest shares)
- Tier 5 perk - ($25,000+ investor hat + A Flight of 7 specialty Trashless salts + Tea Tour - A collection of 6 Trashless teas + Spice World Tour - A collection of 24 custom Trashless spice mixes + 10% bonus interest)
- Tier 6 perk - ($50,000+ investor hat + A Flight of 7 specialty Trashless salts + Tea Tour - A collection of 6 Trashless teas + Spice World Tour - A collection of 24 custom Trashless spice mixes + 15% bonus interest)

All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

The Company will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

Eligible StartEngine shareholders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. This means your annual interest rate will be 5% instead of 5.5%.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Imagine a life free of single-use packaging. And a world with a lot less trash. Welcome to Trashless.

Most common consumer products come in single-use packaging - which is ecologically damaging, and economically expensive to produce, transport, discard or recycle. Trashless is a new online grocery service that eliminates all these ills, and more by delivering commonly used household items without most packaging waste. From produce to meal-kits, ready to eat food, pantry items, beverages to household cleaning supplies - deliveries are conveniently made to the door in reusable packaging which is picked up at the next delivery, sanitized and reused. It is spawning an environmentally sustainable supply chain and distribution footprint that includes efficient, local production, low emissions and less travel.

The company currently generates most of its revenue by selling and delivering directly to local consumers products produced by and branded as Trashless, products produced by other companies that are branded as Trashless, products produced by others and co-branded along with Trashless, and products produced by other companies and sold under their own brand.

Product availability and delivery is graphically limited by the zip codes the company chooses to serve. Deliveries are made by third party drivers using a combination of their own vehicles and company vehicles. Localization and logistics are managed by the Trashless technology platform.

Development and Vision

Trashless's services and revenue streams are powered by an e-commerce, localization, logistics and engagement technology platform built from the ground up by the company's Austin, Texas and India-based software engineering team. The platform envisions enabling brands and producers large and small, local and national, to create or recreate products, processes and packaging that support this zero-waste paradigm, and have products delivered by Trashless, or directly by the producers.

Corporate History

The company was formerly known as Lettuce Networks, Inc. starting as an urban farming network and local, zero-waste meal-kit company. It grew fast through 2017 and 2018, built a strong supplier network, and decided to stop the urban farming side of the business due to lack of economic scalability. After a few trials and market analysis, the company decided to expand its zero-waste paradigm beyond meal-kits to a broad range of fast moving consumer goods. The company paused its operations between May and September 2019 to restructure its operations, adjust its business and financial models, and set itself up for future growth and profitability. Such pause caused reduction in revenue in 2019. The company subsequently changed its name to Trashless, Inc. in September 2020 to better reflect it's business and mission.

Competitors and Industry

On a general level, Trashless competes with all the other ways people buy food and other fast-moving household items - grocery stores, online, restaurants, food delivery, meal-kit services and so on.

In the US alone, consumers spend over $6 trillion on such items*. Most of these products come in single-use packaging and we believe it gives Trashless a large potential to have an impact, and grow as a business.

*https://www.statista.com/statistics/197569/annual-retail-and-food-services-sales/

Current Stage and Roadmap

Trashless is currently serving a fast growing base of customers in and around the Austin, Texas area, while charting plans for expansion to other areas across the United States, and the world. The company's supplier base spans a growing number of local and national producers and brands.

In the first half of 2021 the company plans to expand to serving the Houston, Dallas and San Antonio markets, and grow our available market nine times.*

*Population of Austin Metropolitan Area: ~2.2m; population of the metropolitan areas of Austin, Houston, Dallas, San Antonio and towns along the way, combined: ~20m.
https://en.wikipedia.org/wiki/List_of_metropolitan_statistical_areas#United_States.

Based on the execution of this expansion, in the second half of 2021 Trashless will begin to enter geographic markets in other parts of the United States.

The Team

Officers and Directors

Name: Yogesh Sharma

Yogesh Sharma's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, Co-founder and Director
  Dates of Service: April 16, 2016 - Present
  Responsibilities: Chief Executive Officer and Board Member of the company. In this full-time roll with the company, working with the senior management team of the company, Yogesh Sharma oversees all aspects of the company's business, including operations, marketing & sales, technology development, product development, and financial management.

Name: Jasen Trautwein

Jasen Trautwein's current primary role is with Veterinary Growth Partners. Jasen Trautwein currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: September 16, 2017 - Present
  Responsibilities: Serves on the board, helping with strategic and financial guidance.

Other business experience in the past three years:

- **Employer:** Veterinary Growth Partners
  Title: Founder
  Dates of Service: January 01, 2013 - Present
  Responsibilities: Jasen is the founder and owner of the company.

Other business experience in the past three years:

- **Employer:** Pathway Patners
  Title: Founder
  Dates of Service: January 01, 2008 - Present
  Responsibilities: Jasen is the founder and owner of Pathway Partners

Other business experience in the past three years:

- **Employer:** Lamar Casa
  Title: Founder
  Dates of Service: July 01, 2009 - Present
  Responsibilities: Jasen is the founder and owner of the Company.

Other business experience in the past three years:

- **Employer:** Austin Surf Club
  Title: Founder
  Dates of Service: May 01, 2009 - Present
  Responsibilities: Jasen is the founder and owner of the Company.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Convertible Notes should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed

companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Convertible Note purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights

The Convertible Note that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

The Convertible Promissory Notes have no rights to vote until the date of maturity

The Convertible Promissory Notes have no voting rights. This means you are trusting in management discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock, including the Common Stock being offered in this offering. This liquidation preferences is paid if the amount a holder of Preferred Stock would receive under the liquidation preference in greater than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Preferred Stockholder of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Household staples and food delivered in zero-waste containers that are sent back for reuse is a significantly different paradigm of consumption compared to the prevalent paradigm involving wasteful, single-use throwaway packaging. Our growth projections are based on an assumption that with an increased word of mouth, advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We compete with larger, established companies who currently have products on the market that deliver the same end result, but mostly in a wasteful way. They may have product development programs to adopt a zero-waste paradigm like Trashless that we are not aware of. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our products, our methodology or technology obsolete or that the products developed by us will be preferred to any existing or newly developed ones. It should further be assumed that competition will intensify.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including farming, manufacturing, shipping, delivering, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our customers, brand partners and service providers that utilize our platform.

Trashless is a new consumer experience

Household staples and food delivered locally in zero-waste containers that are picked back up for reuse is a significantly different paradigm of consumption compared to the prevalent paradigm involving wasteful, single-use throwaway packaging. This may result in slower adoption of the Trashless paradigm, resulting in depreciation of your investment.

Possible product defects

We have extensive safety procedures in place at every level adhering to guidelines, certification and random checks by the health departments of the city/cities we operate in; all our personnel are trained to follow them and we have strict sourcing standards. Despite this, it is possible that a defect in one of more products may result in a recall or lawsuits, resulting in a significant impact on the value of the company.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Yogesh Sharma	3,600,000	Common Stock	72.0

The Company's Securities

The Company has authorized Common Stock, Series Seed-1 Preferred Stock, Convertible Promissory Notes - Series CF, SAFEs, SAFEs, SAFEs, SAFEs, SAFEs, SAFEs, SAFEs, SAFEs, SAFEs, SAFEs, SAFEs, Convertible Promissory Note - Series CF 2, and SAFEs.

Common Stock

The amount of security authorized is 10,000,000 with a total of 5,000,000 outstanding.

Voting Rights

Each holder of Common Stock shall be entitled to the right to one vote per share of Common Stock, to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation and shall be entitled to vote upon such matters and in such manner as may be provided by law. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of stock of the Corporation representing a majority of the votes represented by all outstanding shares of stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law.

Material Rights

1.**Dividend Rights.** Subject to the prior rights of holders of all classes of

stock at the time outstanding having prior rights as to dividends, the holders of the Common

Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any

assets of the Corporation legally available therefor, such dividends as may be declared from time

to time by the Board of Directors.

2. **Liquidation Rights.** Upon the liquidation, dissolution or winding up of

the Corporation, or the occurrence of a Liquidation Transaction, the assets of the Corporation

shall be distributed as provided in Article IV(B)2 above.

3.**Redemption**. The Common Stock is not mandatorily redeemable.

Options and/or Warrants

The total amount of shares outstanding on a fully diluted basis (5,000,000) includes 500,000 shares to be issued pursuant to options and/or warrants.

Options granted under the Plan may be Incentive Stock Options or Nonstatutory Stock Options, as determined by the Administrator at the time of grant of an Option and subject to the applicable provisions of Section 422 of the Code and the regulations promulgated thereunder. Restricted Stock may also be granted under the Plan.

Series Seed-1 Preferred Stock

The amount of security authorized is 1,000,000 with a total of 0 outstanding.

Voting Rights

The Series Seed Preferred shall vote together with the Common Stock. Each share of Series Seed Preferred and Common Stock shall have one vote per share.

Material Rights

Powers, Preferences, Special Rights and Restrictions of Preferred Stock. The Preferred Stock authorized by this Certificate ofIncorporation (the "Certificate") shall be divided into series as provided herein. 1,000,000 shares of Preferred Stock shall be designated

"Series Seed-1 Preferred Stock". The powers, preferences, special rights and restrictions granted to and imposed on the Series Seed-1 Preferred Stock are as set forth below in this Article IV(B).

1. Dividend Provisions. The holders of shares of Series Seed-1 Preferred Stock shall be entitled to receive dividends, on a pari passu basis, out of any assets legally available therefor, payable when, as and if declared by the Board of Directors of the Corporation (the "Board of Directors"). Such dividends shall not be cumulative. Such dividends shall be distributed among the holders of Series Seed-1 Preferred Stock and Common Stock pro rata based on the number of shares of Common Stock then held by each holder (assuming conversion of all such Preferred Stock into Common Stock), calculated on the record date for determination of holders entitled to such dividend.

2. Liquidation.

(a) Preference. In the event of any Liquidation Transaction, the holders of Series Seed-1 Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Corporation to the holders of Common Stock, by reason of their ownership thereof, an amount per share equal to the original purchase price per share of the initial sale of Series Seed-1 Preferred Stock (as adjusted for stock splits, stock dividends, reclassification and the like) (the "Series Seed-1 Preferred Stock Original Price") for each outstanding share of Series Seed-1 Preferred Stock, then held by them, plus any declared but unpaid dividends on such shares. If, upon the occurrence of such event, the assets and funds thus distributed among the holders of Series Seed-1 Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire assets and funds of the Corporation legally available for distribution shall be distributed ratably among the holders of Series Seed-1 Preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive under this Section 2(a).

Remaining Assets. Upon the completion of the distribution required by Article IV(B)2(a) above, the remaining assets of the Corporation available for distribution to stockholders shall be distributed among the holders of the Common Stock pro rata based on the number of shares of Common Stock held by each.

(c) Deemed Conversion. Notwithstanding the above, for purposes of determining the amount each holder of shares of Preferred Stock is entitled to receive with respect to a Liquidation Transaction, as defined below, each such holder of shares of Preferred Stock shall be deemed to have converted (regardless of whether such holder actually converted) such holder's shares of such series into shares of Common Stock immediately prior to the Liquidation Transaction if, as a result of an actual conversion, such holder would receive, in the aggregate, an amount greater than the amount that would be distributed to such holder if such holder did not convert such series of Preferred Stock into shares of Common Stock. If any such holder shall be deemed to have converted shares of Preferred Stock into Common Stock pursuant to this paragraph, then such holder shall not be entitled to receive any distribution that would otherwise be made to holders of Preferred Stock that have not converted (or have not been deemed to have converted) into shares of Common Stock.

(d) Certain Acquisitions.

(i) Deemed Liquidation. For purposes of this Article IV(B)2,

a "Liquidation Transaction" shall be deemed to occur if the Corporation shall (I) sell, convey, exclusively license or otherwise dispose of all or substantially all of its assets, property or business, (II) merge with or into or consolidate with any other corporation, limited liability company or other entity (other than a wholly-owned subsidiary of the Corporation), or

(III) effect a liquidation, dissolution or winding up of the Corporation pursuant to the applicable provisions of Section 275 of the Delaware General Corporation Law; provided, however that none of the following shall be considered a Liquidation Transaction: (A) a merger effected exclusively for the purpose of changing the domicile of the Corporation, (B) a bona fide equity :financing in which the Corporation is the surviving corporation or (C) a transaction in which the stockholders of the Corporation immediately prior to the transaction have sufficient rights (by law or contract) to elect or designate 50% or more of the directors of the surviving or acquiring entity following the transaction (as appropriately adjusted for any disparate director voting rights). In the event of a Liquidation Transaction pursuant to the provisions of subsection (II) above, all references in this Article IV(B)2 to "assets of the Corporation" shall be deemed instead to refer to the aggregate consideration to be paid to the holders of the Corporation's capital stock in such merger or consolidation. Nothing in this subsection (i) shall require the distribution to stockholders of anything other than proceeds of such transaction in the event of a merger or consolidation of the Corporation. Notwithstanding the foregoing, the treatment of any transaction as a Liquidation Transaction may be waived by the vote or written consent of the holders of at least a majority of the Corporation's outstanding Preferred Stock, voting together as a single class on an as-converted basis.

(ii) Valuation of Consideration. In the event of a Liquidation Transaction, if the consideration received by the Corporation is other than cash, its value will be deemed its fair market value. Any securities shall be valued as determined in good faith by the Board of Directors. Notwithstanding the foregoing, the methods for valuing non-cash consideration to be distributed in connection with a Liquidation Transaction shall, with the appropriate approval by the stockholders under the Delaware General Corporation Law of the definitive agreements governing such Liquidation Transaction and Article IV(B)6 below, be superseded by the determination of such value set forth in the definitive agreements governing such Liquidation Transaction.

Redemption. The Preferred Stock is not mandatorily redeemable.

Conversion. The holders of shares of Series Seed-I Preferred Stock shall be entitled to conversion rights as follows:

(a) Right to Convert. Subject to Article IV(B)4(c) below, each share of Series Seed-I Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing Series Seed-I Preferred Stock Original Price, in the case of the Series Seed-I Preferred Stock, by the Conversion Price applicable to such shares (such quotient is referred to herein as the "Conversion Rate"), determined as hereafter provided, in effect on (i) the date the certificate is surrendered for conversion or (ii) in the case of uncertificated securities, the date the notice of conversion is received by the Corporation. The initial

"Conversion Price" per share shall be the original Series Seed-1 Preferred Stock Price in the case of the Series Seed-I Preferred Stock. Such initial Conversion Price shall be subject to adjustment as set forth in Article IV(B)4(d) below.

Automatic Conversion. Each share of Preferred Stock shall automatically be converted into such number of shares of Common Stock equal to the Conversion Rate then in effect for such share immediately upon the earlier of (i) except as provided in Article IV(B)4(c) below, the Corporation's sale of its Common Stock in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), the public offering price of which is not less than five (5) times the Series Seed-I Preferred Stock Original Price per share (as adjusted for stock splits, stock dividends, reclassification and the like) and which results in aggregate cash proceeds to the Corporation of not less than $3,000,000, net of underwriting discounts and commissions or (ii) the date, or upon the occurrence of an event, specified by vote or written consent of the holders of a majority of the then outstanding shares of Preferred Stock, voting together as a single class on an as-converted basis.

Mechanics of Conversion. Before any holder of Preferred Stock shall be entitled to convert such Preferred Stock into shares of Common Stock, the holder shall give written notice to the Corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the shares of Common Stock are to be issued and, in the case of Preferred Stock represented by a certificate, the holder shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for such series of Preferred Stock. The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Preferred Stock, or to the uncertificated securities, a notice of issuance, for the number of shares of Common Stock to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of certificates, or in the case of uncertificated securities, on the date such notice of conversion is received by the Corporation, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock as of such date. If the conversion is in connection with a firm commitment underwritten public offering of securities, the conversion may, at the option of any holder tendering such Preferred Stock for conversion, be conditioned upon the closing of the sale of securities pursuant to such offering, in which event any persons entitled to receive Common Stock upon conversion of such Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the closing of such sale of securities.

(d) Conversion Price Adjustments of Preferred Stock for Certain Dilutive Issuances, Splits and Combinations. The Conversion Price of the Preferred Stock shall be subject to adjustment from time to time as follows:

(i) Issuance of Additional Stock Below Purchase Price. If the Corporation should issue, at any time after the date upon which any shares of Series Seed-1 Preferred Stock were first issued (the "Purchase Date"), any Additional Stock (as defined below) without consideration or for a consideration per share less than the Conversion Price for the Series Seed-1 Preferred Stock in effect immediately prior to the issuance of such Additional Stock (as adjusted for stock splits, stock dividends, reclassification and the like), the Conversion Price for such series in effect immediately prior to each such issuance shall automatically be adjusted as set forth in this Article IV(B)4(d)(i), unless otherwise provided in this

Automatic Conversion. Each share of Preferred Stock shall automatically be converted into such number of shares of Common Stock equal to the Conversion Rate then in effect for such share immediately upon the earlier of (i) except as provided in Article IV(B)4(c) below, the Corporation's sale of its Common Stock in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), the public offering price of which is not less than five (5) times the Series Seed-I Preferred Stock Original Price per share (as

Common Stock that the aggregate consideration received by the Corporation for such issuance would purchase at such Conversion Price; and (y) the denominator of which shall be the number of shares of Outstanding Common plus the number of shares of such Additional Stock. For purposes of the foregoing calculation, the term "Outstanding Common" shall include shares of Common Stock deemed issued pursuant to Article IV(B)4(d)(i)(E) below.

Convertible Promissory Notes - Series CF

The security will convert into Series seed 1 preferred stock and the terms of the Convertible Promissory Notes - Series CF are outlined below:

Amount outstanding: $95,646.00
Maturity Date: December 31, 2020
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $6,000,000.00
Conversion Trigger: 3000000

Material Rights

Note converts to Series Seed 1 Preferred Stock when the company raises $3,000,000 in a qualified equity financing

Maturity Date: 12/31/2020

Valuation Cap: $6,000,000

Discount Rate: 20%

Annual Interest Rate: 5%

Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its Preferred Stock to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells its Preferred Stock resulting in gross proceeds to the Company of at least $3,000,000 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into Series Seed 1 Preferred Stock at conversion price equal to the lesser of (i) 20% of the per share price paid by the Investors or (ii) the price equal to the quotient of $6,000,000 divided by the aggregate number of outstanding Preferred Stock of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of common stocks into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Preferred Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the members of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

Maturity.

Unless the Note has been previously converted in accordance with the terms of the Note prior to the Maturity Date, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Series Seed 1 Preferred Stock at a price per security equal to the quotient of $6,000,000 divided by the aggregate number of outstanding shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.) as soon a reasonably practicable following the Maturity Date.

SAFEs

The security will convert into Series seed-1 preferred stock and the terms of the SAFEs are outlined below:

Amount outstanding: $570,186.00
Maturity Date: September 15, 2019
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $7,000,000.00
Conversion Trigger: The purchase amount of each SAFE (the "Purchase Amount") shall be converted into equity securities issued in the Company's next preferred stock equity financing (the "Equity Financing"), and each SAFE will concurrently expire and terminate. Upon conversion of their SAFEs, the SAFE holders shall receive preferred stock with identical rights, privileges, preferences and restrictions as the preferred stock received by investors investing new money in the Equity Financing (the "New Money Investors"); provided, however, that per share liquidation preference of the SAFE holders' preferred stock is expected to be capped at the SAFE Conversion Price (as defined below). The conversion price of each SAFE (the "SAFE Conversion Price") will be equal to 80% of the price per share paid for preferred stock in the Equity Financing by the New Money Investors. The SAFE Conversion Price, however, shall not be greater than the quotient obtained by dividing (a) $7,000,000 (the "Valuation Cap") by (b) the sum of (i) the total number of shares of Common Stock outstanding (assuming full conversion of all of the Company's Preferred Stock and full conversion and exercise of all convertible or exercisable securities, whether vested or unvested, other than the Company's SAFEs and convertible promissory notes or other convertible securities) and (ii) the total number of shares of Common Stock reserved and available for issuance to employees, consultants or directors pursuant to a stock option plan, restricted stock plan, or other stock plan approved by the Board of Directors (such quotient, the "Cap Conversion Price"). The SAFE Conversion Price also shall not be greater than the quotient obtained by dividing (x) the Valuation Cap by (y) the capitalization of the Company used to calculate the price per share of the preferred stock issued to the New Money Investors.

Material Rights

Liquidity Event Conversion:

In the event of a change of control or initial public offering prior to the Equity Financing (each, a "Liquidity Event"), each SAFE holder shall, at its option, receive either (a) a cash payment equal to 2x the SAFE holder's Purchase Amount or (b) that number of shares of the Company's Common Stock equal to the applicable Purchase Amount divided by the Cap Conversion Price. Each SAFE will concurrently expire and terminate.

MFN

Prior to a Liquidity Event or an Equity Financing, the Company will not offer SAFEs or other convertible notes to other investors of the Company with more favorable terms with respect to conversion price discount or Cap Conversion Price than the SAFE described herein without offering the SAFE holder such terms.

Major Investors

Investor investing in excess of $250,000 shall have customary information, inspection and [rights to participate] until the earlier of conversion of the SAFE or sale of the Company. After conversion, such investor shall have rights provided in the Equity Financing.

SAFEs

The security will convert into series seed-1 preferred stock and the terms of the SAFEs are outlined below:

Amount outstanding: $100,000.00
Maturity Date: April 27, 2020
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $7,000,000.00
Conversion Trigger: The purchase amount of each SAFE (the "Purchase Amount") shall be converted into equity securities issued in the Company's next preferred stock equity financing (the "Equity Financing"), and each SAFE will concurrently expire and terminate. Upon conversion of their SAFEs, the SAFE holders shall receive preferred stock with identical rights, privileges, preferences and restrictions as the preferred stock received by investors investing new money in the Equity Financing (the "New Money Investors"); provided, however, that per share liquidation preference of the SAFE holders' preferred stock is expected to be capped at the SAFE Conversion Price (as defined below). The conversion price of each SAFE (the "SAFE Conversion Price") will be equal to 80% of the price per share paid for preferred stock in the Equity Financing by the New Money Investors. The SAFE Conversion Price, however, shall not be greater than the quotient obtained by dividing (a) $7,000,000 (the "Valuation Cap") by (b) the sum of (i) the total number of shares of Common Stock outstanding (assuming full conversion of all of the Company's Preferred Stock and full conversion and exercise of all convertible or exercisable securities, whether vested or unvested, other than the Company's SAFEs and convertible promissory notes or other convertible securities) and (ii) the total number of shares of Common Stock reserved and available for issuance to employees, consultants or directors pursuant to a stock option plan, restricted stock plan, or other stock plan approved by the Board of Directors (such quotient, the "Cap Conversion Price"). The SAFE Conversion Price also shall not be greater than the quotient obtained by dividing (x) the Valuation Cap by (y) the capitalization of the Company used to calculate the price per share of the preferred stock issued to the New Money Investors.

Material Rights

Liquidity Event Conversion:

In the event of a change of control or initial public offering prior to the Equity Financing (each, a "Liquidity Event"), each SAFE holder shall, at its option, receive either (a) a cash payment equal to 2x the SAFE holder's Purchase Amount or (b) that number of shares of the Company's Common Stock equal to the applicable Purchase Amount divided by the Cap Conversion Price. Each SAFE will concurrently expire and terminate.

MFN

Prior to a Liquidity Event or an Equity Financing, the Company will not offer SAFEs or other convertible notes to other investors of the Company with more favorable terms with respect to conversion price discount or Cap Conversion Price than the SAFE described herein without offering the SAFE holder such terms.

Major Investors

Investor investing in excess of $250,000 shall have customary information, inspection and [rights to participate] until the earlier of conversion of the SAFE or sale of the Company. After conversion, such investor shall have rights provided in the Equity Financing.

SAFEs

The security will convert into Series seed-1 preferred stock and the terms of the SAFEs are outlined below:

Amount outstanding: $50,000.00
Maturity Date: June 20, 2020
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $7,000,000.00
Conversion Trigger: The purchase amount of each SAFE (the "Purchase Amount") shall be converted into equity securities issued in the Company's next preferred stock equity financing (the "Equity Financing"), and each SAFE will concurrently expire and terminate. Upon conversion of their SAFEs, the SAFE holders shall receive preferred stock with identical rights, privileges, preferences and restrictions as the preferred stock received by investors investing new money in the Equity Financing (the "New Money Investors"); provided, however, that per share liquidation preference of the SAFE holders' preferred stock is expected to be capped at the SAFE Conversion Price (as defined below). The conversion price of each SAFE (the "SAFE Conversion Price") will be equal to 80% of the price per share paid for preferred stock in the Equity Financing by the New Money Investors. The SAFE Conversion Price, however, shall not be greater than the quotient obtained by dividing (a) $7,000,000 (the "Valuation Cap") by (b) the sum of (i) the total number of shares of Common Stock outstanding

(assuming full conversion of all of the Company's Preferred Stock and full conversion and exercise of all convertible or exercisable securities, whether vested or unvested, other than the Company's SAFEs and convertible promissory notes or other convertible securities) and (ii) the total number of shares of Common Stock reserved and available for issuance to employees, consultants or directors pursuant to a stock option plan, restricted stock plan, or other stock plan approved by the Board of Directors (such quotient, the "Cap Conversion Price"). The SAFE Conversion Price also shall not be greater than the quotient obtained by dividing (x) the Valuation Cap by (y) the capitalization of the Company used to calculate the price per share of the preferred stock issued to the New Money Investors.

Material Rights

Liquidity Event Conversion:

In the event of a change of control or initial public offering prior to the Equity Financing (each, a "Liquidity Event"), each SAFE holder shall, at its option, receive either (a) a cash payment equal to 2x the SAFE holder's Purchase Amount or (b) that number of shares of the Company's Common Stock equal to the applicable Purchase Amount divided by the Cap Conversion Price. Each SAFE will concurrently expire and terminate.

MFN

Prior to a Liquidity Event or an Equity Financing, the Company will not offer SAFEs or other convertible notes to other investors of the Company with more favorable terms with respect to conversion price discount or Cap Conversion Price than the SAFE described herein without offering the SAFE holder such terms.

Major Investors

Investor investing in excess of $250,000 shall have customary information, inspection and [rights to participate] until the earlier of conversion of the SAFE or sale of the Company. After conversion, such investor shall have rights provided in the Equity Financing.

SAFEs

The security will convert into Series seed-1 preferred stock and the terms of the SAFEs are outlined below:

Amount outstanding: $50,000.00
Maturity Date: December 20, 2020
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $7,000,000.00
Conversion Trigger: The purchase amount of each SAFE (the "Purchase Amount") shall be converted into equity securities issued in the Company's next preferred stock equity financing (the "Equity Financing"), and each SAFE will concurrently expire and

terminate. Upon conversion of their SAFEs, the SAFE holders shall receive preferred stock with identical rights, privileges, preferences and restrictions as the preferred stock received by investors investing new money in the Equity Financing (the "New Money Investors"); provided, however, that per share liquidation preference of the SAFE holders' preferred stock is expected to be capped at the SAFE Conversion Price (as defined below). The conversion price of each SAFE (the "SAFE Conversion Price") will be equal to 80% of the price per share paid for preferred stock in the Equity Financing by the New Money Investors. The SAFE Conversion Price, however, shall not be greater than the quotient obtained by dividing (a) $7,000,000 (the "Valuation Cap") by (b) the sum of (i) the total number of shares of Common Stock outstanding (assuming full conversion of all of the Company's Preferred Stock and full conversion and exercise of all convertible or exercisable securities, whether vested or unvested, other than the Company's SAFEs and convertible promissory notes or other convertible securities) and (ii) the total number of shares of Common Stock reserved and available for issuance to employees, consultants or directors pursuant to a stock option plan, restricted stock plan, or other stock plan approved by the Board of Directors (such quotient, the "Cap Conversion Price"). The SAFE Conversion Price also shall not be greater than the quotient obtained by dividing (x) the Valuation Cap by (y) the capitalization of the Company used to calculate the price per share of the preferred stock issued to the New Money Investors.

Material Rights

Liquidity Event Conversion:

In the event of a change of control or initial public offering prior to the Equity Financing (each, a "Liquidity Event"), each SAFE holder shall, at its option, receive either (a) a cash payment equal to 2x the SAFE holder's Purchase Amount or (b) that number of shares of the Company's Common Stock equal to the applicable Purchase Amount divided by the Cap Conversion Price. Each SAFE will concurrently expire and terminate.

MFN

Prior to a Liquidity Event or an Equity Financing, the Company will not offer SAFEs or other convertible notes to other investors of the Company with more favorable terms with respect to conversion price discount or Cap Conversion Price than the SAFE described herein without offering the SAFE holder such terms.

Major Investors

Investor investing in excess of $250,000 shall have customary information, inspection and [rights to participate] until the earlier of conversion of the SAFE or sale of the Company. After conversion, such investor shall have rights provided in the Equity Financing.

SAFEs

The security will convert into Series seed-1 preferred stock and the terms of the SAFEs are outlined below:

Amount outstanding: $20,000.00
Maturity Date: August 20, 2020
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $7,000,000.00
Conversion Trigger: The purchase amount of each SAFE (the "Purchase Amount") shall be converted into equity securities issued in the Company's next preferred stock equity financing (the "Equity Financing"), and each SAFE will concurrently expire and terminate. Upon conversion of their SAFEs, the SAFE holders shall receive preferred stock with identical rights, privileges, preferences and restrictions as the preferred stock received by investors investing new money in the Equity Financing (the "New Money Investors"); provided, however, that per share liquidation preference of the SAFE holders' preferred stock is expected to be capped at the SAFE Conversion Price (as defined below). The conversion price of each SAFE (the "SAFE Conversion Price") will be equal to 80% of the price per share paid for preferred stock in the Equity Financing by the New Money Investors. The SAFE Conversion Price, however, shall not be greater than the quotient obtained by dividing (a) $7,000,000 (the "Valuation Cap") by (b) the sum of (i) the total number of shares of Common Stock outstanding (assuming full conversion of all of the Company's Preferred Stock and full conversion and exercise of all convertible or exercisable securities, whether vested or unvested, other than the Company's SAFEs and convertible promissory notes or other convertible securities) and (ii) the total number of shares of Common Stock reserved and available for issuance to employees, consultants or directors pursuant to a stock option plan, restricted stock plan, or other stock plan approved by the Board of Directors (such quotient, the "Cap Conversion Price"). The SAFE Conversion Price also shall not be greater than the quotient obtained by dividing (x) the Valuation Cap by (y) the capitalization of the Company used to calculate the price per share of the preferred stock issued to the New Money Investors.

Material Rights

Liquidity Event Conversion:

In the event of a change of control or initial public offering prior to the Equity Financing (each, a "Liquidity Event"), each SAFE holder shall, at its option, receive either (a) a cash payment equal to 2x the SAFE holder's Purchase Amount or (b) that number of shares of the Company's Common Stock equal to the applicable Purchase Amount divided by the Cap Conversion Price. Each SAFE will concurrently expire and terminate.

MFN

Prior to a Liquidity Event or an Equity Financing, the Company will not offer SAFEs or other convertible notes to other investors of the Company with more favorable terms with respect to conversion price discount or Cap Conversion Price than the SAFE described herein without offering the SAFE holder such terms.

Major Investors

Investor investing in excess of $250,000 shall have customary information, inspection and [rights to participate] until the earlier of conversion of the SAFE or sale of the Company. After conversion, such investor shall have rights provided in the Equity Financing.

SAFEs

The security will convert into Series seed-1 preferred stock and the terms of the SAFEs are outlined below:

Amount outstanding: $50,000.00
Maturity Date: October 04, 2020
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $7,000,000.00
Conversion Trigger: The purchase amount of each SAFE (the "Purchase Amount") shall be converted into equity securities issued in the Company's next preferred stock equity financing (the "Equity Financing"), and each SAFE will concurrently expire and terminate. Upon conversion of their SAFEs, the SAFE holders shall receive preferred stock with identical rights, privileges, preferences and restrictions as the preferred stock received by investors investing new money in the Equity Financing (the "New Money Investors"); provided, however, that per share liquidation preference of the SAFE holders' preferred stock is expected to be capped at the SAFE Conversion Price (as defined below). The conversion price of each SAFE (the "SAFE Conversion Price") will be equal to 80% of the price per share paid for preferred stock in the Equity Financing by the New Money Investors. The SAFE Conversion Price, however, shall not be greater than the quotient obtained by dividing (a) $7,000,000 (the "Valuation Cap") by (b) the sum of (i) the total number of shares of Common Stock outstanding (assuming full conversion of all of the Company's Preferred Stock and full conversion and exercise of all convertible or exercisable securities, whether vested or unvested, other than the Company's SAFEs and convertible promissory notes or other convertible securities) and (ii) the total number of shares of Common Stock reserved and available for issuance to employees, consultants or directors pursuant to a stock option plan, restricted stock plan, or other stock plan approved by the Board of Directors (such quotient, the "Cap Conversion Price"). The SAFE Conversion Price also shall not be greater than the quotient obtained by dividing (x) the Valuation Cap by (y) the capitalization of the Company used to calculate the price per share of the preferred stock issued to the New Money Investors.

Material Rights

Liquidity Event Conversion:

In the event of a change of control or initial public offering prior to the Equity

Financing (each, a "Liquidity Event"), each SAFE holder shall, at its option, receive either (a) a cash payment equal to 2x the SAFE holder's Purchase Amount or (b) that number of shares of the Company's Common Stock equal to the applicable Purchase Amount divided by the Cap Conversion Price. Each SAFE will concurrently expire and terminate.

MFN

Prior to a Liquidity Event or an Equity Financing, the Company will not offer SAFEs or other convertible notes to other investors of the Company with more favorable terms with respect to conversion price discount or Cap Conversion Price than the SAFE described herein without offering the SAFE holder such terms.

Major Investors

Investor investing in excess of $250,000 shall have customary information, inspection and [rights to participate] until the earlier of conversion of the SAFE or sale of the Company. After conversion, such investor shall have rights provided in the Equity Financing.

SAFEs

The security will convert into Series seed-1 preferred stock and the terms of the SAFEs are outlined below:

Amount outstanding: $150,000.00
Maturity Date: November 03, 2020
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $4,000,000.00
Conversion Trigger: The purchase amount of each SAFE (the "Purchase Amount") shall be converted into equity securities issued in the Company's next preferred stock equity financing (the "Equity Financing"), and each SAFE will concurrently expire and terminate. Upon conversion of their SAFEs, the SAFE holders shall receive preferred stock with identical rights, privileges, preferences and restrictions as the preferred stock received by investors investing new money in the Equity Financing (the "New Money Investors"); provided, however, that per share liquidation preference of the SAFE holders' preferred stock is expected to be capped at the SAFE Conversion Price (as defined below). The conversion price of each SAFE (the "SAFE Conversion Price") will be equal to 80% of the price per share paid for preferred stock in the Equity Financing by the New Money Investors. The SAFE Conversion Price, however, shall not be greater than the quotient obtained by dividing (a) $7,000,000 (the "Valuation Cap") by (b) the sum of (i) the total number of shares of Common Stock outstanding (assuming full conversion of all of the Company's Preferred Stock and full conversion and exercise of all convertible or exercisable securities, whether vested or unvested, other than the Company's SAFEs and convertible promissory notes or other convertible securities) and (ii) the total number of shares of Common Stock reserved and available for issuance to employees, consultants or directors pursuant to a stock

option plan, restricted stock plan, or other stock plan approved by the Board of Directors (such quotient, the "Cap Conversion Price"). The SAFE Conversion Price also shall not be greater than the quotient obtained by dividing (x) the Valuation Cap by (y) the capitalization of the Company used to calculate the price per share of the preferred stock issued to the New Money Investors.

Material Rights

Liquidity Event Conversion:

In the event of a change of control or initial public offering prior to the Equity Financing (each, a "Liquidity Event"), each SAFE holder shall, at its option, receive either (a) a cash payment equal to 2x the SAFE holder's Purchase Amount or (b) that number of shares of the Company's Common Stock equal to the applicable Purchase Amount divided by the Cap Conversion Price. Each SAFE will concurrently expire and terminate.

MFN

Prior to a Liquidity Event or an Equity Financing, the Company will not offer SAFEs or other convertible notes to other investors of the Company with more favorable terms with respect to conversion price discount or Cap Conversion Price than the SAFE described herein without offering the SAFE holder such terms.

Major Investors

Investor investing in excess of $250,000 shall have customary information, inspection and [rights to participate] until the earlier of conversion of the SAFE or sale of the Company. After conversion, such investor shall have rights provided in the Equity Financing.

SAFEs

The security will convert into Series seed-1 preferred stock and the terms of the SAFEs are outlined below:

Amount outstanding: $75,000.00
Maturity Date: January 17, 2021
Interest Rate: %
Discount Rate: 0.0%
Valuation Cap: $4,000,000.00
Conversion Trigger: The purchase amount of each SAFE (the "Purchase Amount") shall be converted into equity securities issued in the Company's next preferred stock equity financing (the "Equity Financing"), and each SAFE will concurrently expire and terminate. Upon conversion of their SAFEs, the SAFE holders shall receive preferred stock with identical rights, privileges, preferences and restrictions as the preferred stock received by investors investing new money in the Equity Financing (the "New Money Investors"); provided, however, that per share liquidation preference of the SAFE holders' preferred stock is expected to be capped at the SAFE Conversion Price

(as defined below). The conversion price of each SAFE (the "SAFE Conversion Price") will be equal to 80% of the price per share paid for preferred stock in the Equity Financing by the New Money Investors. The SAFE Conversion Price, however, shall not be greater than the quotient obtained by dividing (a) $7,000,000 (the "Valuation Cap") by (b) the sum of (i) the total number of shares of Common Stock outstanding (assuming full conversion of all of the Company's Preferred Stock and full conversion and exercise of all convertible or exercisable securities, whether vested or unvested, other than the Company's SAFEs and convertible promissory notes or other convertible securities) and (ii) the total number of shares of Common Stock reserved and available for issuance to employees, consultants or directors pursuant to a stock option plan, restricted stock plan, or other stock plan approved by the Board of Directors (such quotient, the "Cap Conversion Price"). The SAFE Conversion Price also shall not be greater than the quotient obtained by dividing (x) the Valuation Cap by (y) the capitalization of the Company used to calculate the price per share of the preferred stock issued to the New Money Investors.

Material Rights

Liquidity Event Conversion:

In the event of a change of control or initial public offering prior to the Equity Financing (each, a "Liquidity Event"), each SAFE holder shall, at its option, receive either (a) a cash payment equal to 2x the SAFE holder's Purchase Amount or (b) that number of shares of the Company's Common Stock equal to the applicable Purchase Amount divided by the Cap Conversion Price. Each SAFE will concurrently expire and terminate.

MFN

Prior to a Liquidity Event or an Equity Financing, the Company will not offer SAFEs or other convertible notes to other investors of the Company with more favorable terms with respect to conversion price discount or Cap Conversion Price than the SAFE described herein without offering the SAFE holder such terms.

Major Investors

Investor investing in excess of $250,000 shall have customary information, inspection and [rights to participate] until the earlier of conversion of the SAFE or sale of the Company. After conversion, such investor shall have rights provided in the Equity Financing.

SAFEs

The security will convert into Series seed-1 preferred stock and the terms of the SAFEs are outlined below:

Amount outstanding: $20,000.00
Maturity Date: February 28, 2021
Interest Rate: %

Discount Rate: 0.0%

Valuation Cap: $4,000,000.00

Conversion Trigger: The purchase amount of each SAFE (the "Purchase Amount") shall be converted into equity securities issued in the Company's next preferred stock equity financing (the "Equity Financing"), and each SAFE will concurrently expire and terminate. Upon conversion of their SAFEs, the SAFE holders shall receive preferred stock with identical rights, privileges, preferences and restrictions as the preferred stock received by investors investing new money in the Equity Financing (the "New Money Investors"); provided, however, that per share liquidation preference of the SAFE holders' preferred stock is expected to be capped at the SAFE Conversion Price (as defined below). The conversion price of each SAFE (the "SAFE Conversion Price") will be equal to 80% of the price per share paid for preferred stock in the Equity Financing by the New Money Investors. The SAFE Conversion Price, however, shall not be greater than the quotient obtained by dividing (a) $7,000,000 (the "Valuation Cap") by (b) the sum of (i) the total number of shares of Common Stock outstanding (assuming full conversion of all of the Company's Preferred Stock and full conversion and exercise of all convertible or exercisable securities, whether vested or unvested, other than the Company's SAFEs and convertible promissory notes or other convertible securities) and (ii) the total number of shares of Common Stock reserved and available for issuance to employees, consultants or directors pursuant to a stock option plan, restricted stock plan, or other stock plan approved by the Board of Directors (such quotient, the "Cap Conversion Price"). The SAFE Conversion Price also shall not be greater than the quotient obtained by dividing (x) the Valuation Cap by (y) the capitalization of the Company used to calculate the price per share of the preferred stock issued to the New Money Investors.

Material Rights

Liquidity Event Conversion:

In the event of a change of control or initial public offering prior to the Equity Financing (each, a "Liquidity Event"), each SAFE holder shall, at its option, receive either (a) a cash payment equal to 2x the SAFE holder's Purchase Amount or (b) that number of shares of the Company's Common Stock equal to the applicable Purchase Amount divided by the Cap Conversion Price. Each SAFE will concurrently expire and terminate.

MFN

Prior to a Liquidity Event or an Equity Financing, the Company will not offer SAFEs or other convertible notes to other investors of the Company with more favorable terms with respect to conversion price discount or Cap Conversion Price than the SAFE described herein without offering the SAFE holder such terms.

Major Investors

Investor investing in excess of $250,000 shall have customary information, inspection and [rights to participate] until the earlier of conversion of the SAFE or sale of the

Company. After conversion, such investor shall have rights provided in the Equity Financing.

SAFEs

The security will convert into Series seed-1 preferred stock and the terms of the SAFEs are outlined below:

Amount outstanding: $24,000.00
Maturity Date: May 15, 2021
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $4,000,000.00
Conversion Trigger: The purchase amount of each SAFE (the "Purchase Amount") shall be converted into equity securities issued in the Company's next preferred stock equity financing (the "Equity Financing"), and each SAFE will concurrently expire and terminate. Upon conversion of their SAFEs, the SAFE holders shall receive preferred stock with identical rights, privileges, preferences and restrictions as the preferred stock received by investors investing new money in the Equity Financing (the "New Money Investors"); provided, however, that per share liquidation preference of the SAFE holders' preferred stock is expected to be capped at the SAFE Conversion Price (as defined below). The conversion price of each SAFE (the "SAFE Conversion Price") will be equal to 80% of the price per share paid for preferred stock in the Equity Financing by the New Money Investors. The SAFE Conversion Price, however, shall not be greater than the quotient obtained by dividing (a) $7,000,000 (the "Valuation Cap") by (b) the sum of (i) the total number of shares of Common Stock outstanding (assuming full conversion of all of the Company's Preferred Stock and full conversion and exercise of all convertible or exercisable securities, whether vested or unvested, other than the Company's SAFEs and convertible promissory notes or other convertible securities) and (ii) the total number of shares of Common Stock reserved and available for issuance to employees, consultants or directors pursuant to a stock option plan, restricted stock plan, or other stock plan approved by the Board of Directors (such quotient, the "Cap Conversion Price"). The SAFE Conversion Price also shall not be greater than the quotient obtained by dividing (x) the Valuation Cap by (y) the capitalization of the Company used to calculate the price per share of the preferred stock issued to the New Money Investors.

Material Rights

Liquidity Event Conversion:

In the event of a change of control or initial public offering prior to the Equity Financing (each, a "Liquidity Event"), each SAFE holder shall, at its option, receive either (a) a cash payment equal to 2x the SAFE holder's Purchase Amount or (b) that number of shares of the Company's Common Stock equal to the applicable Purchase Amount divided by the Cap Conversion Price. Each SAFE will concurrently expire and terminate.

MFN

Prior to a Liquidity Event or an Equity Financing, the Company will not offer SAFEs or other convertible notes to other investors of the Company with more favorable terms with respect to conversion price discount or Cap Conversion Price than the SAFE described herein without offering the SAFE holder such terms.

Major Investors

Investor investing in excess of $250,000 shall have customary information, inspection and [rights to participate] until the earlier of conversion of the SAFE or sale of the Company. After conversion, such investor shall have rights provided in the Equity Financing.

SAFEs

The security will convert into Series seed-1 preferred stock and the terms of the SAFEs are outlined below:

Amount outstanding: $25,000.00
Maturity Date: May 15, 2021
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $4,000,000.00
Conversion Trigger: The purchase amount of each SAFE (the "Purchase Amount") shall be converted into equity securities issued in the Company's next preferred stock equity financing (the "Equity Financing"), and each SAFE will concurrently expire and terminate. Upon conversion of their SAFEs, the SAFE holders shall receive preferred stock with identical rights, privileges, preferences and restrictions as the preferred stock received by investors investing new money in the Equity Financing (the "New Money Investors"); provided, however, that per share liquidation preference of the SAFE holders' preferred stock is expected to be capped at the SAFE Conversion Price (as defined below). The conversion price of each SAFE (the "SAFE Conversion Price") will be equal to 80% of the price per share paid for preferred stock in the Equity Financing by the New Money Investors. The SAFE Conversion Price, however, shall not be greater than the quotient obtained by dividing (a) $7,000,000 (the "Valuation Cap") by (b) the sum of (i) the total number of shares of Common Stock outstanding (assuming full conversion of all of the Company's Preferred Stock and full conversion and exercise of all convertible or exercisable securities, whether vested or unvested, other than the Company's SAFEs and convertible promissory notes or other convertible securities) and (ii) the total number of shares of Common Stock reserved and available for issuance to employees, consultants or directors pursuant to a stock option plan, restricted stock plan, or other stock plan approved by the Board of Directors (such quotient, the "Cap Conversion Price"). The SAFE Conversion Price also shall not be greater than the quotient obtained by dividing (x) the Valuation Cap by (y) the capitalization of the Company used to calculate the price per share of the preferred stock issued to the New Money Investors.

Material Rights

Liquidity Event Conversion:

In the event of a change of control or initial public offering prior to the Equity Financing (each, a "Liquidity Event"), each SAFE holder shall, at its option, receive either (a) a cash payment equal to 2x the SAFE holder's Purchase Amount or (b) that number of shares of the Company's Common Stock equal to the applicable Purchase Amount divided by the Cap Conversion Price. Each SAFE will concurrently expire and terminate.

MFN

Prior to a Liquidity Event or an Equity Financing, the Company will not offer SAFEs or other convertible notes to other investors of the Company with more favorable terms with respect to conversion price discount or Cap Conversion Price than the SAFE described herein without offering the SAFE holder such terms.

Major Investors

Investor investing in excess of $250,000 shall have customary information, inspection and [rights to participate] until the earlier of conversion of the SAFE or sale of the Company. After conversion, such investor shall have rights provided in the Equity Financing.

Convertible Promissory Note - Series CF 2

The security will convert into series seed-1 preferred stock and the terms of the Convertible Promissory Note - Series CF 2 are outlined below:

Amount outstanding: $0.00
Maturity Date: December 31, 2022
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $6,000,000.00
Conversion Trigger: 3000000

Material Rights

Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its Series Seed-1 Preferred Stock to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells its Series Seed-1 Preferred Stock resulting in gross proceeds to the Company of at least $3,000,000 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into Series Seed-1 Preferred Stock at conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $6,000,000 divided by the aggregate number of outstanding shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of common stocks into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Series Seed-1 Preferred Stock to of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the members of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

Maturity.

Unless the Note has been previously converted in accordance with the terms of the Note prior to the Maturity Date, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Series Seed-1 Preferred Stock at a price per security equal to the quotient of 6,000,000 divided by the aggregate number of outstanding shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.) as soon a reasonably practicable following the Maturity Date.

SAFEs

The security will convert into Series seed-1 preferred stock and the terms of the SAFEs are outlined below:

Amount outstanding: $25,000.00
Maturity Date: September 26, 2022
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $4,000,000.00
Conversion Trigger: The purchase amount of each SAFE (the "Purchase Amount") shall be converted into equity securities issued in the Company's next preferred stock equity financing (the "Equity Financing"), and each SAFE will concurrently expire and terminate. Upon conversion of their SAFEs, the SAFE holders shall receive preferred stock with identical rights, privileges, preferences and restrictions as the preferred stock received by investors investing new money in the Equity Financing (the "New Money Investors"); provided, however, that per share liquidation preference of the SAFE holders' preferred stock is expected to be capped at the SAFE Conversion Price (as defined below). The conversion price of each SAFE (the "SAFE Conversion Price") will be equal to 80% of the price per share paid for preferred stock in the Equity Financing by the New Money Investors. The SAFE Conversion Price, however, shall not be greater than the quotient obtained by dividing (a) $7,000,000 (the "Valuation Cap") by (b) the sum of (i) the total number of shares of Common Stock outstanding (assuming full conversion of all of the Company's Preferred Stock and full conversion and exercise of all convertible or exercisable securities, whether vested or unvested, other than the Company's SAFEs and convertible promissory notes or other convertible securities) and (ii) the total number of shares of Common Stock reserved and available for issuance to employees, consultants or directors pursuant to a stock option plan, restricted stock plan, or other stock plan approved by the Board of Directors (such quotient, the "Cap Conversion Price"). The SAFE Conversion Price also shall not be greater than the quotient obtained by dividing (x) the Valuation Cap by (y) the capitalization of the Company used to calculate the price per share of the preferred stock issued to the New Money Investors.

Material Rights

Liquidity Event Conversion:

In the event of a change of control or initial public offering prior to the Equity Financing (each, a "Liquidity Event"), each SAFE holder shall, at its option, receive either (a) a cash payment equal to 2x the SAFE holder's Purchase Amount or (b) that number of shares of the Company's Common Stock equal to the applicable Purchase Amount divided by the Cap Conversion Price. Each SAFE will concurrently expire and terminate.

MFN

Prior to a Liquidity Event or an Equity Financing, the Company will not offer SAFEs or other convertible notes to other investors of the Company with more favorable terms with respect to conversion price discount or Cap Conversion Price than the SAFE described herein without offering the SAFE holder such terms.

Major Investors

Investor investing in excess of $250,000 shall have customary information, inspection and [rights to participate] until the earlier of conversion of the SAFE or sale of the Company. After conversion, such investor shall have rights provided in the Equity Financing.

What it means to be a minority holder

As a Convertible Note holder of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  Final amount sold: $100,000.00
  Use of proceeds: Product development, technology development, marketing, facilities, working capital.
  Date: April 27, 2018
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $50,000.00
  Use of proceeds: Product development, technology development, marketing, facilities, working capital.
  Date: June 20, 2018
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $50,000.00
  Use of proceeds: Product development, technology development, marketing, facilities, working capital.
  Date: July 17, 2018
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $45,000.00
  Use of proceeds: Product development, technology development, marketing, facilities, working capital.
  Date: August 20, 2018
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $50,000.00
  Use of proceeds: Product development, technology development, marketing, facilities, working capital.
  Date: October 04, 2018
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE

Final amount sold: $150,000.00
Use of proceeds: Product development, technology development, marketing, facilities, working capital.
Date: November 08, 2018
Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $11,250.00
  Number of Securities Sold: 4,500,000
  Use of proceeds: Initial founder stock issuance.
  Date: September 15, 2017
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $128,110.00
  Use of proceeds: StartEngine Platform Fees 6% of funds Marketing 15% of funds Create engaging content to promotion across social media. Research & Development 40% of funds Bring on more software developers in India to build Lettuce LocOS. Operations 20% of funds Purchase equipment to support expansion. Inventory 19% of funds Advance purchase of reusable materials used in our deliveries.
  Date: January 03, 2019
  Offering exemption relied upon: Regulation CF

- **Type of security sold:** SAFE
  Final amount sold: $70,000.00
  Use of proceeds: Product development, technology development, marketing, facilities, working capital.
  Date: January 17, 2019
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $25,000.00
  Use of proceeds: Product development, technology development, marketing, facilities, working capital.
  Date: February 28, 2019
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $24,000.00
  Use of proceeds: Product development, technology development, marketing, facilities, working capital.
  Date: May 15, 2019
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $24,000.00
  Use of proceeds: Product development, technology development, marketing, facilities, working capital.
  Date: September 11, 2019
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $25,000.00
  Use of proceeds: Product development, technology development, marketing, facilities, working capital.
  Date: September 26, 2020
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Results of operations

<u>**Year ended December 31, 2019 compared to year ended December 31, 2018**</u>

Revenue

Revenue for the fiscal year 2019 was $484,772, compared to fiscal year 2018 revenue of $568,479. This decline was due to us pausing the operations of the company and turning off revenue between May and September of 2019 in order to completely restructure the company's operations, financial model, technology, team, brand, and products. Prior to that our net loss was unsustainably high ($701,032) and we needed to rework our entire business model, without losing our core mission. While this was extremely painful for everyone - team, customers, suppliers, investors - we achieved our goal. We relaunched our services in October 2019 with a new operational model, financial fundamentals with a clear path to profitability, a rebuilt technology platform, new team in Austin, a streamlined product portfolio and a roadmap to moving to a new brand name of Trashless with an expanded set of products and services. As a result, our net loss fell to $288,972 in 2019, while we grew our monthly revenue run rate, despite it being a tumultuous year.

Cost of goods sold

Cost of goods sold in 2019 was $295,853, a significant decrease from $499,058 in 2018.

Gross margins

Our gross profit increased from $69,421 in 2018 to $188,919 in 2019, representing an increase in gross margin as a percentage of revenue from 12.2% to 39%. This improved performance in the core of the business was caused by streamlining procurement processes, negotiating better prices, and improving utilization.

Expenses

The Company's operating expenses consisting of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services, facilities and utilities, fell by $306,418 to $431,116.

Historical results and cash flows:

While it is impossible to predict what will happen in the future, especially in these uncertain pandemic times, there are several factors that are lining up to suggest that Trashless is poised for much faster growth in the next few quarters and years, such as:

- Exciting new tip of the spear products and services that will lead to mainstream awareness and adoption of the concept, such as **CO2 Cylinder Refills** (for sparkling water), **zero-waste pizza kits** (the largest category in food delivery), and more, adding a whole slew of new products and **brand partners** to the offerings, and more.

- Expansion into **new geographies**, starting with Houston, Dallas and San Antonio in early 2021 (a significant increase in our total available market), and then beyond to other parts of the country in the second half of 2021.

- Exciting **new marketing programs**.

- New super fast, **multi-channel ecommerce experiences** that lend themselves to regular, local deliveries and refills.

It is important to note that these initiatives depend to a certain extent on availability of capital - via funding, debt and/or profits.

From this perspective, we believe that historical results are not representative of what investors should expect in the future. We have worked diligently to line up our product portfolio, partners, technology platform, well tested marketing strategies, operational framework and team to bring it to a place where we are poised to bring

Trashless to the masses rapidly and efficiently.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The founders, the board and the team are committed to the long-term viability and success of the company. We manage the company's finances astutely, and ensure that there are enough capital resources accessible to ensure we stay on the path for the foreseeable future.

Because we have a business model that scales with revenue, if we need to, we can get to breakeven any time by turning off some medium/longer term investment type expenses. But we choose to make them cautiously in order to continue our solid forward progress. Most of the money raised through this campaign will also go towards investing into growth and initiatives that further our mission.

As of October 1, 2020:

Cash on hand: over $50k

Potential shareholder loans/additional investments accessible from board members: $500k

Stripe Capital loan availability: $75k

Other readily available lines of credit from various sources: $100k+

Ability to raise necessary capital from existing and new angel investors familiar with the company: High

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds raised through this campaign are critical only for the future growth of the company, and not to it's day to day operations.

While some of the funds raised may be used for strengthening operations, making improvements to facilities, procuring long-term inventory at better prices, and so on, most of it will go towards initiatives that drive growth, and strengthen the business model. This includes product development, technology development, geographical expansion, improved packaging, marketing, partnerships, switching to more environmentally friendly infrastructure and so on.

Are the funds from this campaign necessary to the viability of the company? (Of the

total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are not necessary to the viability of the company - there are sufficient financial resources available for that, and we can turn cash flow positive whenever we want to.

On the other hand, the funds raised from this campaign are necessary for the company's growth and potential impact it can have by bringing environmentally sustainable consumption to mainstream consumers.

Considering the mission of the company, we have chosen to raise funds from the public, instead of institutional investors. This helps us guide the destiny of the company independently to greater heights with public participation, and not be beholden to the short-term quick returns needs of institutional investors.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We should be able to operate the company well into the future even if we raise only our minimum. This is because we are generating revenue, can adjust growth strategies, and have enough capital resources available to support losses unrelated to future growth.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise our maximum funding goal, we should be able to invest into geographic expansion, marketing programs, new product development, better procurement, improved facilities, technology development, improved packaging, partnerships, switching to more environmentally friendly infrastructure and so on.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We can access lines of credit, debt and equity capital from current and future shareholders, as stated above.

Depending on whether and under what circumstances we reach our maximum funding goal, we may continue our crowdfunding efforts with new campaigns with higher maximums.

Indebtedness

- **Creditor:** Farm Service Agency
  Amount Owed: $10,494.00
  Interest Rate: 3.0%
  Maturity Date: December 12, 2025

- **Creditor:** CAT Financial
  Amount Owed: $23,970.00
  Interest Rate: 4.17%
  Maturity Date: September 27, 2023

- **Creditor:** Yogesh Sharma
  Amount Owed: $115,000.00
  Interest Rate: 0.0%
  The Loan is repayable within 15 days of the Stockholder providing the Corporation with written notice of demand.

- **Creditor:** Convertible Notes - StartEngine Platform Investors
  Amount Owed: $95,646.00
  Interest Rate: 5.0%
  Maturity Date: January 31, 2021

- **Creditor:** APlus Federal Credit Union
  Amount Owed: $14,368.00
  Interest Rate: 4.25%
  Maturity Date: January 25, 2025

- **Creditor:** American Express
  Amount Owed: $69,000.00
  Interest Rate: 16.0%

- **Creditor:** US Small Business Administration (SBA) - PPP through Customers Bank
  Amount Owed: $43,793.00
  Interest Rate: 1.0%
  Maturity Date: May 04, 2022
  Payroll costs exceeded the amount of this loan, which means that this loan will likely be forgiven.

- **Creditor:** US Small Business Administration (SBA) Economic Injury Disaster Loan
  Amount Owed: $79,200.00
  Interest Rate: 3.75%
  Maturity Date: June 11, 2050
  nstallment payments, including principal and interest, of $386.00 Monthly, will begin Twelve (12) months from the date of the promissory Note. The balance of principal and interest will be payable Thirty (30) years from the date of the

promissory Note.

Related Party Transactions

- **Name of Entity:** Yogesh Sharma
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: The company has stockholder loan agreements with the Co-founder and CEO, Mr. Yogesh Sharma in the amount of $115,000.
  Material Terms: The loan bears no interest. The Loan is repayable within 15 days of the Stockholder providing the Corporation with written notice of demand, and was classified non-current liability.

- **Name of Entity:** Yogesh Sharma
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: SAFE agreement in the total amount of $15,186.
  Material Terms: Liquidity Event Conversion: In the event of a change of control or initial public offering prior to the Equity Financing (each, a "Liquidity Event"), each SAFE holder shall, at its option, receive either (a) a cash payment equal to 2x the SAFE holder's Purchase Amount or (b) that number of shares of the Company's Common Stock equal to the applicable Purchase Amount divided by the Cap Conversion Price. Each SAFE will concurrently expire and terminate. MFN Prior to a Liquidity Event or an Equity Financing, the Company will not offer SAFEs or other convertible notes to other investors of the Company with more favorable terms with respect to conversion price discount or Cap Conversion Price than the SAFE described herein without offering the SAFE holder such terms. Major Investors Investor investing in excess of $250,000 shall have customary information, inspection and [rights to participate] until the earlier of conversion of the SAFE or sale of the Company. After conversion, such investor shall have rights provided in the Equity Financing.

Valuation

Valuation Cap: $6,000,000.00

Valuation Cap Details: This was the valuation cap for our first CF equity fundraising campaign, and we are keeping it the same, even though during this time the company has significantly improved its performance across the board - operationally, financially, product line up, branding and the total market potential.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  38.5%
  We want to light a fire to our already strong word of mouth by way of creating compelling content about our mission, products, services and our growing community, and then ensuring it gets out in the markets we serve via online and offline channels.

- *Research & Development*
  28.0%
  We would like to add resources to creating new, better products and their packaging. We also want to add resources to our online experience team - software engineering and design to improve our digital interfaces with our customers and brand partners.

- *Working Capital*
  20.0%
  In this category we want to allocate capital towards making improvements to our facilities and equipment, invest in electric vehicles for delivery, and other such items.

- *Inventory*
  10.0%
  This capital allocation will enable us to purchase larger quantities of several non-perishable products or items that we use in our products, at lower costs, making our financial model stronger, and operations smoother.

If we raise the over allotment amount of $406,890.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  33.5%
  We want to light a fire to our already strong word of mouth by way of creating compelling content about our mission, products, services and our growing community, and then ensuring it gets out in the markets we serve via online and offline channels.

- *Research & Development*
  23.0%
  We would like to add resources to creating new, better products and their packaging. We also want to add resources to our online experience team - software engineering and design to improve our digital interfaces with our customers and brand partners.

- *Working Capital*
  20.0%
  In this category we want to allocate capital towards making improvements to our facilities and equipment, invest in electric vehicles for delivery, and other such items.

- *Inventory*
  10.0%
  This capital allocation will enable us to purchase larger quantities of several non-perishable products or items that we use in our products, at lower costs, making our financial model stronger, and operations smoother.

- *Company Employment*
  10.0%
  Our team of essential workers has been working hard for a long time without much in the name of raises. We would like to use this allocation of the funding raised to team members who have worked with dedication to get us to where we are today, while adding positions in marketing, business development, and product management.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.trashless.com (trashless.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:
www.startengine.com/trashless

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Trashless, Inc.

[See attached]

TRASHLESS, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2019 AND 2018
(Unaudited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Trashless, Inc.
Austin, Texas

We have reviewed the accompanying financial statements of Trashless, Inc.(the "Company,"), which comprise the balance sheet as of December 31, 2019 and December 31, 2018, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2019 and December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

September 22, 2020
Los Angeles, California

Trashless, Inc.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2019		2018
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	78,668	$	41,672
Accounts receivable—net		751		3,851
Inventories		35,270		20,843
Prepaids and other current assets		92,217		5,386
Total current assets		206,905		71,752
Property and equipment, net		71,464		83,902
Total assets	$	278,370	$	155,655
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	20,031	$	11,547
Credit Card		101,385		50,262
Other current liabilities		386		3,559
Loan Payable- current portion		121,980		-
Note Payable- current		-		-
Total current liabilities		243,781		65,368
Loan Payable		57,334		61,687
Note Payable		10,494		12,513
Convertible Notes- StartEngine		95,646		-
Total liabilities		407,255		139,568
STOCKHOLDERS EQUITY				
Common Stock		45		45
Additional Paid In Capital (APIC)		9,369		9,369
Future equity (SAFEs)		1,134,186		990,186
Retained earnings/(Accumulated Deficit)		(1,272,485)		(983,513)
Total stockholders' equity		(128,885)		16,087
Total liabilities and stockholders' equity	$	278,370	$	155,655

See accompanying notes to financial statements.

Trashless, Inc.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	2019	2018
(USD $ in Dollars)		
Net revenue	484,772	568,479
Cost of goods sold	295,853	499,058
Gross profit	188,919	69,421
Operating expenses		
General and administrative	431,116	737,534
Sales and marketing	40,814	32,088
Total operating expenses	471,930	769,622
Operating income/(loss)	(283,011)	(700,201)
Interest expense	5,960	5,006
Other Loss/(Income)	-	(4,175)
Income/(Loss) before provision for income taxes	(288,972)	(701,032)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	(288,972)	(701,032)

See accompanying notes to financial statements.

Trashless, Inc.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

	Common Stock		Future Equity	Additional Paid in	Retained earnings/	Total Shareholder
(in , $US)	Shares	Amount	(SAFEs)	Capital	(Accumulated Deficit)	Equity
Balance—December 31, 2017	**4,500,000**	**$ 45**	**$ 517,391**	**$ 37,164**	**$ (282,482)**	**$ 272,118**
Capital Dividend	-	-	-	(27,795)	-	(27,795)
Future equity (SAFEs)	-	-	472,795	-	-	472,795
Net income/(loss)	-	-	-	-	(701,032)	(701,032)
Balance—December 31, 2018	4,500,000	$ 45	$ 990,186	$ 9,369	$ (983,514)	**$ 16,086**
Issuance of Common Stock	-	-	-	-	-	-
Future equity (SAFEs)	-	-	144,000	-	-	144,000
Net income/(loss)	-	-	-		(288,972)	(288,972)
Balance—December 31, 2019	**4,500,000**	**$ 45**	**$ 1,134,186**	**$ 9,369**	**$ (1,272,485)**	**$ (128,885)**

See accompanying notes to financial statements.

Trashless, Inc.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,	2019	2018
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (288,972)	$ (701,032)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of property	12,438	8,630
Changes in operating assets and liabilities:		
Accounts receivable	3,100	(3,851)
Inventory	(14,427)	(20,843)
Prepaid expenses and other current assets	(99,045)	1,737
Accounts payable and accrued expenses	8,484	8,597
Credit Cards	51,123	15,535
Other current liabilities	(3,173)	(2,921)
Net cash provided/(used) by operating activities	**(330,472)**	**(694,148)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of property and equipment	-	(39,689)
Net cash provided/(used) in investing activities	**-**	**(39,689)**
Borrowing on Loan Payable	131,980	27,170
Repayment of Loan Payable	(14,353)	(5,910)
Issuance of Future Equity SAFEs	144,000	472,795
Borrowing on Convertible Notes- StartEngine	107,861	-
Repayment of Notes Payable	(2,019)	(15,978)
Capital Dividend	-	(27,795)
Net cash provided/(used) by financing activities	**367,468**	**450,281**
Change in cash	36,996	(283,556)
Cash—beginning of year	41,672	325,228
Cash—end of year	**$ 78,668**	**$ 41,672**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 5,960	$ 5,006
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -
Debt issuance costs	12,215	$ -

See accompanying notes to financial statements.

All amounts in these Notes are expressed in thousands of United States dollars ("$" or "US$"), unless otherwise indicated.

1. SUMMARY

Trashless was formed on April 14, 2016 ("Inception") as Lettuce Network, LLC in the state of Delaware. On September 15, 2017, the Company converted to a Delaware Corporation. On September 1, 2020 the company changed its legal name from "Lettuce Networks, Inc." to "Trashless, Inc.". The financial statements of Trashless, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Austin, Texas.

Trashless is a zero-waste, local online grocery service delivering everything from ready to eat food, meal-kits, pet food, pantry items, cleaning supplies and more - trashlessly. Trashless is also an evolving platform that provides the technology, materials, processes, customer engagement and logistics enabling consumer brands and producers large and small, local and national to adopt a trashless, zero-waste paradigm.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting. The Company has adopted the calendar year as its fiscal year.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy.

Inventory

Inventories are recorded at lower of cost or market, using first in, first-out method (FIFO). Inventories consist primarily of finished good products that includes bags, jars, and containers delivery.

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2019, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Equipment	5years
Vehicles	5years
Leasehold Improvemen	10 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Trashless, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues primarily from the sale of its goods and services when (a) persuasive evidence that an agreement exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (b) delivery has occurred or services have been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Cost of sales

The Cost of goods sold consists of bazaar products costs, farm cost of goods sold, and subscriptions cost of goods sold.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through September 22, 2020, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2019	2018
Packaging materials	35,270	20,843
Total Inventories	$ 35,270	$ 20,843

4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaids expenses and other current assets consist of the following items:

As of Year Ended December 31,	2019	2018
Rent Deposit	2,750 $	2,750
Prepaid payrolls	47,952	
Prepaid Tax	3,590	2,636
Debt issuance costs	12,215	
Other current assets	25,710	
Total Prepaids Expenses and other Current Assts	$ 92,217	$ 5,386

Other current liabilities consist of the following items:

As of Year Ended December 31,	2019	2018
Payroll Liabilities	386	3,559
Total Other Current Liabilities	386	3,559

5.   PROPERTY AND EQUIPMENT

As of December 31, 2019, property and equipment consists of:

As of Year Ended December 31,	2019	2018
Equipment	$ 63,149	$ 63,149
Vehicles	30,490	30,490
Leasehold Improvements	1,800	1,800
Property and Equipment, at Cost	95,439	95,439
Accumulated depreciation	(23,974)	(11,537)
Property and Equipment, Net	$ 71,464	$ 83,902

Depreciation expense for property and equipment for the fiscal year ended December 31, 2019 and 2018 was in the amount of $ 12,438 and $ 8,630 respectively.

6.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of common stocks at $ 0.0001 par value. As of December 31, 2019 and December 31, 2018, 4,500,000 shares of common stock have been issued and outstanding.

Preferred Stock

The Company is authorized to issue 1,000,000 shares of preferred stocks at $ 0.0001 par value. As of December 31, 2019, and 2018, no Preferred Stock shares have been issued and outstanding.

Future Equity (SAFEs)

From May 18, 2017 through October 4, 2018, the company entered into Simple Agreements for Future Equity ("SAFEs") with three investors for an aggregate purchase amount of $ 840,186. The agreements, which provide the right of the investors to future equity in the Company, are subject to a valuation caps of $ 7,000,000 and a discount rate of 80%.

From November 8, 2018 through September 11, 2019, The company entered into Simple Agreements for Future Equity ("SAFEs") with four investors for an aggregate purchase amount of $ 294,000. The agreements, which provide the right of the investors to future equity in the Company, are subject to a valuation caps of $ 4,000,000 and a discount rate of 0%.

If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of Safe Preferred Stock of the Company equal to the Purchase Amount divided by the Conversion Price.

If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at his, her or its option, either (i) receive a cash payment equal to 2.0times the Purchase amount or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price

If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to 2.0times the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof.

This instrument will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon either (i) the issuance of stock to the Investor pursuant to Equity Financing or automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option; or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to receive a cash payment equal to the Purchase Amount or Dissolution event. Since in certain cases the investor has an option to receive cash back, the instrument has been classified as non-current liability.

As of December 31, 2019, and December 31, 2018, SAFE have outstanding balance of $ 1,134,186 and $ 990,186, respectively and compete amount was classified as non-current liability. None of the SAFEs have been converted to Equity.

7. DEBT

Note Payable

On March 15, 2017, the company signed a promissory note agreement with Farm Service Agency (FSA) in the amount of $50,000. The company received $21,345 of the funds in 2017 which carries interest of 3% interest per annum and paid off this amount in 2018. The company received another $7,562.14 in 2018. This amount carried at interest of 3% and matured after 5 years as well. As of December 31, 2019, and December 31, 2018 the total outstanding amount of the 5 years term FSA loan including accrued interest was $ 10,494 and $12,513 and respectively and complete amount was classified non-current liability.

Loan Payable

On June 20, 2017, the company signed a loan agreement in the amount of $40,275 with a Holt Texas, LTD for a Caterpillar 2260 Skid Steer Loader. The auto loan carried a yearly interest rate of 4.17%. The company is to pay 72 equal payments in the amount of $701.85, beginning 30 days after the Unit delivery date with payment due on the same day of each month thereafter until the entire balance is paid. As of December 31, 2019, and December 31, 2018 the loan has an outstanding balance of $26,797 and 34,518, respectively and complete amount was classified non-current liability.

On April 28, 2018, the company signed a loan agreement in the amount of $30,490.20 with Leif Johnson Ford, an automobile dealership for a 2016 Ford F-250 truck. The auto loan carried a yearly interest rate of 3.2%. The loan matures after 60 monthly equal payments in the amount of $551.25. As of December 31, 2019, and December 31, 2018 the loan has an outstanding balance of $20,537 and $27,170, respectively. and complete amount was classified non-current liability.

On December 27, 2019, the company signed stockholder loan agreement with the Co-founder and CEO, Mr. Yogesh Sharma in the amount of $ 10,000. The loan bears no interest. The Loan is repayable within 15 days of the Stockholder providing the Corporation with written notice of demand. As of December 31, 2019, the loan has an outstanding of $ 10,000. and complete amount was classified non-current liability.

On December 18, 2019, the company signed the Stripe Capital Program loan agreement in the amount of $ 25,000 with Celtic Bank from Utah. The auto loan carried a yearly interest rate of 5.5% and fixed fee of $2,025. The loan matures on June 10, 2021. As of December 31,2019, loan has an outstanding balance of $ 25,000 and complete amount was classified current liability. The loan was repaid during 2020.

On May 28, 2019, the company signed the Kabbage Business Loan Agreement in the amount of $ 150,000 with Celtic Bank from Utah. The loan carried annual interest of 24.33%. The loan matures after 12 monthly payments in the average amount of $ 14,375. As of December 31, 2019, the loan has an outstanding of $ 96,980 and complete amount was classified current liability. The loan was repaid during 2020.

Convertible Notes-StartEngine

The company issued Convertible Promissory Notes to various investors on StartEngine platform. Notes convert to Series Seed - 1 Preferred Stock when the company raises $3,000,000 in a qualified equity financing. Maturity Date is January 31, 2021, $6,000,000 Valuation Cap, with 20% Discount Rate and 5% Annual Interest Rate. During 2019, total amount raised was $ 95,646 after subtracting for start engine fees of $ 12,215 which were capitalized in full amount. None of

Convertible notes were converted into Preferred Stocks and outstanding of Convertible Notes as of December 31,2019 was $ 95,646.

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2019 and December 31, 2018 consists of the following:

As of Year Ended December 31,		2019		2018
Net Operating Loss	$	(191,031)	$	(78,745)
Valuation Allowance		191,031		78,745
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2019, and December 31, 2018 are as follows:

As of Year Ended December 31,		2019		2018
Net Operating Loss	$	(332,502)	$	(253,758)
Valuation Allowance		332,502		253,758
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

As of December 31, 2019, the Company had net operating loss ("NOL") carryforwards of approximately $288,972. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2019, and December 31, 2018, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2019, and December 31, 2018, the Company had no accrued interest and penalties related to uncertain tax positions.

9.   RELATED PARTY

On December 27, 2019, the company signed stockholder loan agreement with the Co-founder and CEO, Mr. Yogesh Sharma in the amount of $ 10,000. The loan bears no interest. The Loan is repayable within 15 days of the Stockholder providing the Corporation with written notice of demand. As of December 31, 2019, the loan has an outstanding of $ 10,000. and complete amount was classified non-current liability.

Co-founder and CEO, Mr. Yogesh Sharma entered into SAFE agreement in the total amount of $ 15,186. As of December 31, 2019, the loan has an outstanding of $ 15,186. and complete amount was classified non-current liability.

10.   COMMITMENTS AND CONTINGENCIES

Operating Leases

On July 3, 2017, the Company entered into a commercial lease agreement for an office space with 2016 Square Oak Brush LP. The term of the lease is two years commencing on July 1, 2017 and ending on December 31, 2019. The monthly based rent is $2,500 for months July 1, 2017 throughout June 30, 2018, $2,575 for months July 1, 2018 throughout June 31, 2019, and $2,650 for months July 1, 2019 throughout December 31, 2019. The Company also agreed to pay $2,750 as security deposit.

In 2018, the Company entered into a commercial lease agreement for a warehouse space with Red Bluff Partners. The term of the lease is 6 months commencing on March 1, 2018 through August 31, 2018 with monthly base rent of $ 2,000. On September 2019, the company entered into the new contract with the same landlord, the term of lease is 9 months commencing of September 1, 2019 until May 31, 2020. The monthly rent is $2,000.

The aggregate minimum annual lease payments under operating leases in effect on December 31, 2019, are as follows:

Year	Obligation
2020	$ 10,000
2021	-
2022	-
2023	-
Thereafter	-
Total future minimum operating lease payments	$ 10,000

Rent expense was in the amount of $ 10,332 and $29,524 as of December 31, 2019 and December 31, 2018 respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through September 22, 2020 the date the financial statements were available to be issued.

On September 1, 2020 the company changed its legal name from "Lettuce Networks, Inc." to "Trashless, Inc."

During 2020, Co-founder and CEO, Mr. Yogesh Sharma has granted $ 110,000 to the company with flexible terms of payment. The loans bear no interest. During 2020, $ 15,000 was repaid.

On March 10, 2020 the company signed the agreement with the company named 'Lettuce Entertain You Enterprises' owner of several trademarks comprised of the term 'Lettuce' which are registered with United States Patent and Trademarks Office. By or before December 31, 2020, the company will phase out, permanently, cease use of, and refrain from adopting in the future any and all use of any designation comprised of the term LETTUCE or any term that is visually or phonetically similar.

On July 1, 2020, the company submitted trademark application to the U.S. Patent and Trademark Office (USPTO) for mark 'TRASHLESS'. After USPTO's attorney determine if application meets all applicable legal requirements, trademark will be officially registered.

As mentioned in Note 7, the Kabbage Business Loan Agreement in the amount of $ 150,000 was repaid during 2020.

As mentioned in Note 7, the Stripe Capital Program loan agreement in the amount of $ 25,000 with Celtic Bank from Utah loan was repaid during 2020.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $288,972, an operating cash flow loss of $318,257 and an accumulated deficit of $1,272,485 as of December 31, 2019. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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Trashless

Sustainable online grocery service



TRASHLESS
The Milkman for Everything

Website | Austin, TX | FOOD & BEVERAGE | TECHNOLOGY

$0.00 raised

0 Investors	**$6M** Valuation Cap
5.0% Annual Interest Rate	**$250.00** Min. Investment
20.0% Discount Rate	**Conv. Note** Offering Type
11/01/22 Maturity Date	**Reg CF** Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Trashless is a zero-waste, local grocery delivery service that's making modern, sustainable lifestyles easy and affordable. By eliminating the use of single-use packaging, and focusing on local supply-chains, Trashless is up-ending the traditionally wasteful grocery system.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Trashless bridges the gap between consumers' desire for convenient delivery of household staples and being environmentally responsible.
- Sustainability focused products are growing 5.6x faster than other products and generating the highest growth in the massive fast moving consumer goods sector.
- Trashless has honed its business models to achieve the elusive twin goals of delivering affordable consumer products environmentally sustainably, while establishing strong and scalable financial fundamentals.

Helping modern consumption become more sustainable



0:00

We are a zero-waste, local online grocery service delivering everything from meal-kits, ready-to-eat-food, snacks, pantry items, cleaning supplies, beverages, to pet food and more, all with no trash. We are also an evolving platform that provides the tech and infrastructure for brands to adopt a trashless business model.

 

100% Zero-Waste



  

 



THE PROBLEM

Consumers are fed up with wasteful, environmentally toxic consumption

As the world increasingly sees the effects of man-made climate change - forest fires in the West, hurricanes on the East Coast, rising oceans and more - the majority of people around the country say they support prioritizing climate policy, with more than two-thirds saying the federal government is doing too little.

But in everyday busy modern lives, it seems to us that conscious consumption can be next to impossible. With single-use plastics at every turn, most grocery stores sourcing from massive factory farms, we believe many consumers have few options that are also convenient — even though our assumption is many feel strongly about protecting the environment.



Thanks For Shopping
Single Use Plastic Packaging
Reliance On Massive Factory Farms
Local Products Are Expensive

THE SOLUTION

Giving consumers a new, realistic option

Trashless is bringing consumers a guilt-free shopping experience for high quality

sustainable products, and a hub for environmentally conscious consumption free of single-use packaging.

Our service is reducing our collective carbon footprint, while offering lower prices and healthier, local options for consumers.



Enjoy Snacks To Die For

Without Killing Animals





Packaging waste is damaging our world.
Now there's a better way.

THE MARKET _____

Supermarket sales exceeds $700B in yearly revenue

Our TAM is the U.S. food retail industry, where there are over 38K stores averaging over $17M in revenue each year.



38,000
U.S. Food Stores



$17M+
Annual Revenue per Store

When combined with the wide spectrum of polls showing support for climate friendly products and the recent surge in growth of environmentally sustainable products in the consumer packaged goods market, we are well positioned to capture the market.

Sustainability-Focused Products



$ Share of Market
2018

16.6%

$ Share of Market Growth
2013-2018

51%

Polls show consumers increasingly more focused on protecting the environment with their every day decisions and moving toward a more sustainable life, and our platform provides them with the necessary infrastructure to achieve that goal.

How Adults Feel About The Environment

67% of adults say the federal government is doing too little to reduce the effects of global climate change.



67%

Because of the Covid-19 pandemic, now more than ever, consumers want things delivered to their door. Unfortunately, this has resulted in a significant increase in packaging waste - boxes within boxes, meal kits delivered from long distances with nonrecyclable insulation, coolant bags, plastic wrapping and more. Consumers want to lower their carbon footprint, without losing the convenience of delivery. We believe these trends put us in a good position to build a strong, fast growth business.

Trashless.com - The platform ready to scale in all dimensions

When we relaunched in October 2019, after a brief pause to operationally restructure and rebrand our company, we had a fully mature digital platform - ready to scale, product line fully streamlined, operationally optimized, and marketing-channels ready for a wider deployment.

The Trashless.com Platform:

An Integrated Suite of Technologies Built For Sustainable, Zero-Waste Ecommerce

Operations

- Inventory Management
- Reusable Material Tracking
- Logistics
- Live Order Tracking

Ecommerce

- Product Catalogs
- Localization
- Payments
- Subscriptions
- Mobile App
- Support

Marketing

- Integrated Tools
- Email
- Text
- Social Media
- Analytics

Brands

- Order Management
- Insights
- Merchandizing
- Product Management
- Recipes

Over the last few years, we have perfected the cycle of sourcing sustainably produced local ingredients, delivering them in reusable packaging, collecting it back up, sanitizing it and repeating this process over and over again - affordably. Now we are ready to expand to new markets via a lean model.

We were also featured in Forbes in 2020 as a positive move towards sustainable

lifestyles. We've filed for trademarks for 'Trashless' and 'The Milkman for Everything'.

WHAT WE DO

Making modern sustainable living a possibility

Although we offer many amazing environmentally-friendly options for consumers, we are more than just a sustainable product-focused business: we're offering a new truly environmentally-focused paradigm - not only for consumers but also for other brands to leverage our infrastructure to create a Trashless society.

Zero Waste. Logistically Efficient. Incredibly Convenient.



Containers sanitized & refilled on demand
Filled container delivered
Order refills with 1 click
Empty container picked up
Low carbon footprint bulk products, local when possible

Our platform, Trashless.com, enables various entities to buy and sell with each other, driving down the cost of sustainable products and creating a hub for consumers and vendors to congregate.

Delicious Meal Kits, Without The Trash



Nutrient-Dense

Delicious

Local

Easy

Zero-Waste Packaging

~$8 Per Serving



"The whole Trashless Team has been a pleasure to work with. Their passion for ultra-high quality goods to be featured with No-Waste Packaging is inspirational and aspirational. The discerning world needs this. We've been fortunate that through Trashless, Easy Tiger has been better able to give retail customers what they've been asking for; eco-friendly, safe, home based shopping for the things they want (Like great bread!)." -Daniel Hayward, Easy Tiger Bakery

This testimonial may not be representative of the experience of other customers and is no guarantee of future performance or success.


TRASHLESS
Coffee the Brewtiful
"Working with Trashless is right in line with what we love at Third Coast Coffee. Simple, efficient, zero-waste, healthy for the environment and the economy. We are happy to be roasting fantastic coffee for a company who is actively bettering our future."
Joseph Lozano, Founder of Third Coast Coffee
TRASHLESS
Colombia, Medium Roast
Third Coast Coffee, Austin, Texas
The Milkman for Everything

This testimonial may not be representative of the experience of other customers and is no guarantee of future performance or success.


TRASHLESS
Texas-sized Flavor
Rhode Island-sized Waste
Connie Jo's
ORIGINAL
MILD BARBEQUE SAUCE
Enjoy on everything
Return bottle for reuse
Local ingredients

"As a small producer, all I want to do is to create amazing specialty

products based on post-slavery black culture recipes - and none of the other stuff - packaging, selling, distribution, and what not. Trashless has made this possible for me - while cutting my costs, and helping my business be environmentally friendly."

- Connie Jo Kirk, owner Connie Jo's

This testimonial may not be representative of the experience of other customers and is no guarantee of future performance or success.

THE BUSINESS MODEL

We believe we will match traditional grocer gross margins, and exceed their net margins



Buy & Produce At Wholesale



Sell At Retail Prices

We operate as a traditional B2C ecommerce company, buying and producing in wholesale and selling at retail.

Current Products Range

Pantry Items Snacks Meat Ready-to-Eat Meals

Produce Pet Food Meal-Kits CO2 Refills

Pasta La Vista Baby



Flour Power



Rice Extraordinaire





We are able to take in recurring revenue streams from planned deliveries and subscription plans, which has helped us maintain high recurring revenue per delivery, while bringing down our average cost per delivery (not including cost of goods) to around $3.50.

Since we have no retail location, we are able to keep overhead low by renting out cheap warehouses, which we can use 24/7 to get the most out of our investments.



Planned Delivery + Subscription Plans

$3.50 Average Delivery Cost

HOW WE ARE DIFFERENT

Sustainability, plain and simple.

Our competitors are grocers (online and physical stores) and subscription meal services that produce huge amounts of packaging waste and have an environmentally unsustainable supply chain.



	TRASHLESS	Grocery Stores	Online Stores
Zero-Waste Packaging	✓	✗	✗
Local When Possible	✓	✗	✗

No Driving/Shipping Back	✓	✗	
Freshness Guaranteed	✓	✗	✗
No Tyranny of Choice	✓	✗	✗
Guiltless	✓	✗	✗

For us, sustainability is our whole mission. That's why in addition to our wide range of everyday products, we also offer unique sustainability services like dead battery pick up, compost, and pet food bag pick up from animal adoption centers, for free or a nominal fee.

Got Dead Batteries?



We'll pick 'em up & dispose them off properly.
You're welcome.

THE VISION ——————————

On track towards profitability and expansion

We are making solid progress to achieve profitability in the Greater Austin area by the end of 2020, while expanding the product line.

Through this raise we plan to use the capital to expand into the Houston, Dallas

Through this raise we plan to use the capital to expand into the Houston, Dallas and San Antonio markets in early 2021, which would significantly increase our TAM and kick in powerful network effects on both the supply and the demand side.

2021 Texas Expansion



★ Houston

★ Dallas

★ San Antonio

National Expansion Starting Q3'2021

Based on learnings, capital availability and economic conditions, we plan to start expansion beyond Texas in the second half of 2021, with a lean operational model, low customer acquisition costs and increasingly cheaper procurement costs because of higher buying power. We want to continue scaling as large as possible, because we believe in our mission and know that the better we do as a company, the better it will be for consumers and the planet.

Actual plans for where and when we expand will be based on further research, capital availability, economic environment, and partnership opportunities.

OUR LEADERSHIP

Multidisciplinary team, passionate about the environment

We are a team with a diverse set of experiences, ranging from years in tech, operations, culinary arts, content development, analytics, and customer support.

The one thing that brings us all together is a sense of purpose to give back to our communities by providing them with an opportunity to treat the planet better.

We like to say that our best 'advisors' are our customers and data. In today's cutthroat business climate, you don't get too far without data-backed decisions, so while we are laser-focused on the environment, we understand none of it matters if people aren't clicking that order button.

WHY INVEST ─────────────────────────

The time for sustainable grocers is yesterday

We are already seeing forest fires, rising oceans, volatile weather, and mass extinctions as a result of man-made climate change, and if we don't do this now we will all pay the price.



By 2050, there will be more plastic in the ocean than fish.

Sources: 1 & 2

Join us as we up-end the single-use plastic world and provide consumers with a sustainable option they crave, and help all of us live healthy, environmentally conscious lives.

Now the **environmentally conscious** choice and **the easy choice** are the *same choice.*



In the Press

Forbes

SHOW MORE

Meet Our Team



Yogesh Sharma
Co-founder & CEO

A career entrepreneur, Yogesh has 20+ years of entrepreneurial experience building companies in Austin, Silicon Valley, New York and India. Prior to co-founding Trashless, he founded and led organizations with 100s of employees and millions in revenue in media, technology and marketing industries. Yogesh grew up in an intensely foodie environment with his mother growing, buying and cooking food - trashlessly of course. The years building Trashless have been the most humbling, and intensely satisfying years of his career - working to create a new paradigm in a challenging industry, with a mission-driven team.





Joe McDermott
General Manager, Operations & Products

With over 10 years of managerial experience in hospitality and production, Joe is recognized for strong work ethic and his ability to achieve organizational objectives. Joe's responsibilities at Trashless include the planning, organization, and management of operational personnel, procurement, as well as product development. Through his strong team leadership and management skills, Joe keeps the Trashless operations team highly motivated and on task in this rapidly changing environment.



Ved Prakash
Co-founder and VP, Engineering

A consummate engineer and entrepreneur, Ved has over 20 years of software development experience in India and the US. At Trashless he manages the software engineering team, based in Mysore, India. He has built several large scale software products, web apps, mobile apps and more, while training and managing teams of engineers and product managers. He is also a passionate cook intrigued by the science of how ingredients come together to create distinct flavors and nutritional benefits. Trashless enabled him to bring his passions for food and computing together to help create a new technology-enabled paradigm in this industry.





Ashok Srinivas
VP, Technology

An engineering focussed & results oriented technology leader, Ashok has over 20 years of global software development experience. Ashok leads Trashless' growing technology, marketing analytics and customer support teams based in Mysore, India. He has a strong understanding of data, business & process management. He has lead the development of global technology products in a variety of domains including ecommerce, online advertising, CRM, and marketing automation.









Ronnie Johnson
Brand Manager

Ronnie is a creative thinker, problem solver, and a critical member of the Trashless team. She has created organizations during her time at Kutztown University of Pennsylvania and has a knack for design. Throughout her time at Trashless she's designed labels, edited product videos and helped the team with all aspects of launching new products. She plans to continue her journey with Trashless as it grows into something that will have a far reaching impact on the world!





Srinivas SR
General Manager, Web Operations

Srinivas is a customer focused, value-driven, passionate product management and business analysis professional with 8+ years of experience in ecommerce, travel & hospitality domains. At Trashless he manages the development of the Trashless.com platform, and the product catalogs it hosts. He has a deep understanding of the business with an excellent grip on market research and data analysis. He has led cross functional teams to plan, build and manage multiple products.





Michelle Smith
General Manager and Creator, The Trashless Pet Store

Michelle Smith-Polanco is a results-driven, performance-focused, and highly organized professional with extensive executive management experience in healthcare. Her experience with community engagement, leading teams, providing solutions, driving profit, and improving efficiencies while maintaining quality, timeliness, and efficiency makes her a great fit for managing The Trashless Pet Store and its growth. Michelle has a passion for engaging people to get more involved with making positive environmental changes in their lives, which is how her idea for the first zero-waste pet-store was born.





Sameer Panje
General Manager, Customer Support

Sameer brings to Trashless a unique combination of competencies - process & workflow design, a robust understanding of tech and a burning passion for food. He has rich experience in various functional areas like learning & development, operations, sales, customer support and kitchen management across a career spanning 20+ years.



Mujtaba Mazhar
Senior Web Developer

Part of Trashless's Mysore, India software development team, Mujtaba has several years of experience building web, ecommerce and POS applications on various platforms. An experienced engineer and technology project manager, at Trashless he develops and manages core features of the technology platform. Mujtaba has a B.E. in Information Sciences from the National Institute of Engineering, India.



Rachel Koper
Production Manager

Rachel brings her discerning, precise and picky nature into ensuring Trashless products meet the highest possible quality standards inside and out. She has over 20 years as a Gallery Director, Program Director and Curator of national, state and local art exhibitions. She's partnered with government agencies, the non-profit and corporate sectors extensively. Her expertise in choosing art and artists who align with the desires of our community is regionally awarded. She is a leader in resourceful business solutions and best practices. She is also a gardener, freelance writer and painter.



Jasen Trautwein
Director

Jasen Trautwein is a successful veterinarian, and co-founder of the fast growing Pathway Vet Alliance. He holds a Doctor of Veterinary Medicine from Texas A&M. Outside of Pathway, Dr. Trautwein currently serves as a consulting veterinarian and board member of the Capital of Texas Zoo and Veterinary Growth Partners. His passion for the health of individuals, communities and the planet brought him to Trashless, where as a board member since Sept 2017, he has provided strategic and financial guidance to the company. Jasen is not full time and works for the company on an as-needed basis.

Offering Summary

Company :	Trashless, Inc.
Corporate Address :	4701 Red Bluff Road, Suite B, Austin, TX 78702
Offering Minimum :	$10,000.00
Offering Maximum :	$406,890.00
Minimum Investment Amount (per investor) :	$250.00

Terms

Offering Type :	Convertible Promissory Notes
Type of Equity Converted Into :	Series Seed-1 Preferred Stock
Conversion Trigger :	$3,000,000.00
Maturity Date :	November 01, 2022
Valuation Cap :	$6,000,000.00
Discount Rate :	20.0%
Annual Interest Rate :	5.0%

What is a Convertible Note?

A convertible note offers you the right to receive Series Seed-1 Preferred Stock in Trashless, Inc. . The amount of Series Seed-1 Preferred Stock you will receive in the future will be determined at the next equity round in which the Company raises at least $3,000,000.00 in a qualified equity financing. The highest conversion price per security is set based on a $6,000,000.00 Valuation Cap or if less, then you will receive a 20.0% discount on the price the new investors are paying. You also receive 5.0% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Series Seed-1 Preferred Stock equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis).

<u>COVID Relief</u>

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal shall not direct transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Annual Interest Rate subject to adjustment of 10% bonus for StartEngine shareholders. See 10% Bonus below

<u>Company Perks*</u>

Early Bird

- Friends and Family - First 72 hours | 15% bonus interest
- Super Early Bird - Next 72 hours | 10% bonus interest
- Early Bird Bonus - Next 7 days | 5% bonus interest

Volume

- Tier 1 perk - ($500+ investor hat)
- Tier 2 perk - ($1000+ investor hat + A Flight of 7 specialty Trashless salts)
- Tier 3 perk - ($5,000+ investor hat + A Flight of 7 specialty Trashless salts + Tea Tour - A collection of 6 Trashless teas)
- Tier 4 perk - ($10,000+ investor hat + A Flight of 7 specialty Trashless salts + Tea Tour - A collection of 6 Trashless teas + Spice World Tour - A collection of 24 custom Trashless spice mixes + 5% interest shares)
- Tier 5 perk - ($25,000+ investor hat + A Flight of 7 specialty Trashless salts + Tea Tour - A collection of 6 Trashless teas + Spice World Tour - A collection of 24 custom Trashless spice mixes + 10% bonus interest)
- Tier 6 perk - ($50,000+ investor hat + A Flight of 7 specialty Trashless salts + Tea Tour - A collection of 6 Trashless teas + Spice World Tour - A collection of 24 custom Trashless spice mixes + 15% bonus interest)

All perks occur when the offering is completed.

<u>The 10% StartEngine Owners' Bonus</u>

The Company will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

Eligible StartEngine shareholders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. This means your annual interest rate will be 5% instead of 5.5%.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

[Yogesh Sharma on screen]:

What up world it's Yogesh Sharma, co-founder and CEO of Trashless. Most humans don't intend to hurt our environment with all these single use packaging that comes with our modern lifestyles, right? So what should we do? Go back to living in caves? No, no, no, no, no. Trashless delivers common household items directly to consumers in containers that get reused. From pantry items, to cleaning supplies, to food delivery so that we can all reduce our carbon footprint and make our lives better. Let's take you on a journey about why you should become a part owner in Trashless.

[Text on screen]:

Trashless, YOGESH SHARMA, CEO & CO-FOUNDER

60 million plastic bottles are thrown away in the US daily

[Source: http://www.container-recycling.org/index.php/issues/.../275-down-the-drain]

91% of plastic hasn't been recycled

[Source: https://www.nationalgeographic.org/article/whopping-91-percent-plastic-isnt-recycled/]

Styrofoam takes 500 years to decompose

[Source: https://www.sciencelearn.org.nz/resources/1543-measuring-biodegradability]

8 million pieces of plastic reach the ocean floor everyday

[Source: https://www.condorferries.co.uk/plastic-in-the-ocean-statistics]

50% of all sea turtles have ingested plastic

[Source: https://www.cnbc.com/2020/03/09/sea-turtles-are-eating-ocean-plastic-because-itsmells-like-food-study.html]

300 million pounds of pet food packaging is discarded every year

[Source: https://www.petfoodprocessing.net/articles/13650-pet-industry-companies-launch-pilot-recycling-program]

Trashless is a zero-waste

local grocery delivery service

making modern, sustainable lifestyles

easier than ever

Scan

Tap

Done

Sustainable Pet Food

Bags upcycled by Terracycle

Grocery store produce travels 1500 miles

[Source: https://cuesa.org/learn/how-far-does-your-food-travel-get-your-plate]

Trashless produce travels

150 miles to your doorstep

It's up to us what happens next

With trashless nothing ends up here

1.5 billion tons of trash dumped this year

Trashless is Experiencing Rapid Growth

Trashless has a Lean Operational Model

Trashless has a Robust Technology Platform

Trashless has Scalable Infrastructure

Trashless has a Dynamic Team

Trashless has Sound Financial Fundamentals

[Newspaper sequence, headlines]:

Plastic is Now in all of our bodies

Air pollution takes global toll on heart health

Rapid warming of arctic

Why is there a plastic waste mountain

The disturbing truth about plastic recycling

This is the climate election

18 million breathing toxic air

Killed by plastic: 80 bags in whales stomach

Earth decades away from warming tipping point

[Song lyrics]:

We love the Earth, it is our planet

We love the Earth, it is our home

Hi, Imma plastic bottle

I live forever, and ever and ever, and my friends do too

Hey, I'm styrofoam

Find me floating around, made of polystyrene

i'm immortal too

I'm a baby turtle, and i'm always getting stuck

How's it going? i'm a bird, caw

and i'm always eating trash

I'm a plastic straw

I'm a bear for honey

I'm a meal kit in a box, i'm-more plastic than food

I'm the old leftovers, in the back of your fridge

And we're Trashless

We love the Earth, it is our planet

We love the Earth, it is our home

We love the Earth, it is our planet

We love the Earth, it is our home

We love the Earth

Ba-dum-da-dum-dum, ba-dum-da-di

We're the solution, that the earth needs

We'll help this planet, a-meal at a time

Local and fresh, let's fix this mess

Hi hello i'm a meal in a jar

I get you full, and then get returned for reuse

I'm a snack i'll keep you fueled for the day

What the heck is this a scam?

I'm a jar for reuse !

Delivered to your door until the next swap

We're the produce shipped across the world

But uh no one notices

Let us go and change that

I'm climate change, don't let me thrive

I'm a landfill and I grow all the time

No that's not cute

We love small local farmers

We love sustainable brands

We love clean beaches

We forgive you, but we need to change

We love the Earth, it is our planet

We love the Earth, it is our home

We love the Earth, it is our planet

We love the Earth, it is our home

We love the Earth

We're trashless, you probably don't know us but we hope you will

We've polluted the Earth for so damn long

And we don't notice.

This could be a simulation

But earth is dealin with a damn big situation

We order food from shmoober and floorflash big deal but we order trash and it comes with like every meal

But these days don't worry, cause Trashless will change that

Pollution solution we know that we got that all day

Animals are suffering, the oceans are filled,

The glaciers are melting and it's hotter than hell

These hard times should really make you be upset

30 years we'll have more plastic than the fish in the west

And if we don't change our habits

We won't live to see the future of the Earth

We love the Earth, it is our planet

We love the Earth, it is our home

We love the Earth, it is our planet

We love the Earth, it is our home

[Yogesh Sharma on screen]:

Trashless brings together modern living and sustainability, especially in these times when home delivery is so critical, but most of it comes with an insane amount of boxes, ice packs, insulation materials, most of it non-recyclable. Trashless fixes this, giving consumers greater convenience while reducing their carbon footprint, affordably. This is an opportunity for investors to become a part of this important mission and our growth. Every bit matters. Let's all join in to make life better for every living thing on this planet and our future generations.

[Text on screen]:

Trashless (logo)

The Milkman for Everything

www.startengine.com/trashless

www.trashless.com

Special Thanks to

Dave Burd (Lil Dicky), Leonardo DiCaprio

and all the other incredible artists

who created the original song "Earth"

Vocalists: Jordan Fox, Nicole Carino, Augustina, Sebastian, Wisk_e

Mixed and Mastered by Nerdmilk Studios

Video Edited by Ronnie Johnson

Trashless (logo)

The Milkman for Everything

www.startengine.com/trashless

www.trashless.com

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:54 PM 09/15/2017
FILED 05:54 PM 09/15/2017
SR 20176191364 - File Number 6019219

CERTIFICATE OF INCORPORATION

OF

LETTUCE NETWORKS, INC.

ARTICLE I

The name of this corporation is Lettuce Networks, Inc. (the "Corporation").

ARTICLE II

The address of the Corporation's registered office in the state of Delaware is 3500 S. DuPont Hwy, in the city of Dover, county of Kent, Zip Code 19901. The name of its registered agent at such address is Incorporating Services, Ltd.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

ARTICLE IV

(A) **Classes of Stock.** The Corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares which the Corporation is authorized to issue is 11,000,000 shares, each with a par value of $0.00001 per share. 10,000,000 shares shall be Common Stock and 1,000,000 shares shall be Preferred Stock.

(B) **Powers, Preferences, Special Rights and Restrictions of Preferred Stock.** The Preferred Stock authorized by this Certificate of Incorporation (the "Certificate") shall be divided into series as provided herein. 1,000,000 shares of Preferred Stock shall be designated "Series Seed-1 Preferred Stock". The powers, preferences, special rights and restrictions granted to and imposed on the Series Seed-1 Preferred Stock are as set forth below in this Article IV(B).

1. **Dividend Provisions.** The holders of shares of Series Seed-1 Preferred Stock shall be entitled to receive dividends, on a pari passu basis, out of any assets legally available therefor, payable when, as and if declared by the Board of Directors of the Corporation (the "Board of Directors"). Such dividends shall not be cumulative. Such dividends shall be distributed among the holders of Series Seed-1 Preferred Stock and Common Stock pro rata based on the number of shares of Common Stock then held by each holder (assuming conversion of all such Preferred Stock into Common Stock), calculated on the record date for determination of holders entitled to such dividend.

OHSUSA:767351172.2

2. **Liquidation.**

(a) **Preference.** In the event of any Liquidation Transaction, the holders of Series Seed-1 Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Corporation to the holders of Common Stock, by reason of their ownership thereof, an amount per share equal to the original purchase price per share of the initial sale of Series Seed-1 Preferred Stock (as adjusted for stock splits, stock dividends, reclassification and the like) (the "Series Seed-1 Preferred Stock Original Price") for each outstanding share of Series Seed-1 Preferred Stock, then held by them, plus any declared but unpaid dividends on such shares. If, upon the occurrence of such event, the assets and funds thus distributed among the holders of Series Seed-1 Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire assets and funds of the Corporation legally available for distribution shall be distributed ratably among the holders of Series Seed-1 Preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive under this Section 2(a).

(b) **Remaining Assets.** Upon the completion of the distribution required by Article IV(B)2(a) above, the remaining assets of the Corporation available for distribution to stockholders shall be distributed among the holders of the Common Stock pro rata based on the number of shares of Common Stock held by each.

(c) **Deemed Conversion.** Notwithstanding the above, for purposes of determining the amount each holder of shares of Preferred Stock is entitled to receive with respect to a Liquidation Transaction, as defined below, each such holder of shares of Preferred Stock shall be deemed to have converted (regardless of whether such holder actually converted) such holder's shares of such series into shares of Common Stock immediately prior to the Liquidation Transaction if, as a result of an actual conversion, such holder would receive, in the aggregate, an amount greater than the amount that would be distributed to such holder if such holder did not convert such series of Preferred Stock into shares of Common Stock. If any such holder shall be deemed to have converted shares of Preferred Stock into Common Stock pursuant to this paragraph, then such holder shall not be entitled to receive any distribution that would otherwise be made to holders of Preferred Stock that have not converted (or have not been deemed to have converted) into shares of Common Stock.

(d) **Certain Acquisitions.**

(i) **Deemed Liquidation.** For purposes of this Article IV(B)2, a "Liquidation Transaction" shall be deemed to occur if the Corporation shall (I) sell, convey, exclusively license or otherwise dispose of all or substantially all of its assets, property or business, (II) merge with or into or consolidate with any other corporation, limited liability company or other entity (other than a wholly-owned subsidiary of the Corporation), or (III) effect a liquidation, dissolution or winding up of the Corporation pursuant to the applicable provisions of Section 275 of the Delaware General Corporation Law; provided, however that none of the following shall be considered a Liquidation Transaction: (A) a merger effected exclusively for the purpose of changing the domicile of the Corporation, (B) a bona fide equity financing in which the Corporation is the surviving corporation or (C) a transaction in which the stockholders of the Corporation immediately prior to the transaction have sufficient rights (by

-2-

law or contract) to elect or designate 50% or more of the directors of the surviving or acquiring entity following the transaction (as appropriately adjusted for any disparate director voting rights). In the event of a Liquidation Transaction pursuant to the provisions of subsection (II) above, all references in this Article IV(B)2 to "assets of the Corporation" shall be deemed instead to refer to the aggregate consideration to be paid to the holders of the Corporation's capital stock in such merger or consolidation. Nothing in this subsection (i) shall require the distribution to stockholders of anything other than proceeds of such transaction in the event of a merger or consolidation of the Corporation. Notwithstanding the foregoing, the treatment of any transaction as a Liquidation Transaction may be waived by the vote or written consent of the holders of at least a majority of the Corporation's outstanding Preferred Stock, voting together as a single class on an as-converted basis.

(ii) **Valuation of Consideration.** In the event of a Liquidation Transaction, if the consideration received by the Corporation is other than cash, its value will be deemed its fair market value. Any securities shall be valued as determined in good faith by the Board of Directors. Notwithstanding the foregoing, the methods for valuing non-cash consideration to be distributed in connection with a Liquidation Transaction shall, with the appropriate approval by the stockholders under the Delaware General Corporation Law of the definitive agreements governing such Liquidation Transaction and Article IV(B)6 below, be superseded by the determination of such value set forth in the definitive agreements governing such Liquidation Transaction.

3. **Redemption.** The Preferred Stock is not mandatorily redeemable.

4. **Conversion.** The holders of shares of Series Seed-1 Preferred Stock shall be entitled to conversion rights as follows:

(a) **Right to Convert.** Subject to Article IV(B)4(c) below, each share of Series Seed-1 Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing Series Seed-1 Preferred Stock Original Price, in the case of the Series Seed-1 Preferred Stock, by the Conversion Price applicable to such shares (such quotient is referred to herein as the "Conversion Rate"), determined as hereafter provided, in effect on (i) the date the certificate is surrendered for conversion or (ii) in the case of uncertificated securities, the date the notice of conversion is received by the Corporation. The initial "Conversion Price" per share shall be the original Series Seed-1 Preferred Stock Price in the case of the Series Seed-1 Preferred Stock. Such initial Conversion Price shall be subject to adjustment as set forth in Article IV(B)4(d) below.

(b) **Automatic Conversion.** Each share of Preferred Stock shall automatically be converted into such number of shares of Common Stock equal to the Conversion Rate then in effect for such share immediately upon the earlier of (i) except as provided in Article IV(B)4(c) below, the Corporation's sale of its Common Stock in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), the public offering price of which is not less than five (5) times the Series Seed-1 Preferred Stock Original Price per share (as

-3-

adjusted for stock splits, stock dividends, reclassification and the like) and which results in aggregate cash proceeds to the Corporation of not less than $3,000,000, net of underwriting discounts and commissions or (ii) the date, or upon the occurrence of an event, specified by vote or written consent of the holders of a majority of the then outstanding shares of Preferred Stock, voting together as a single class on an as-converted basis.

(c) **Mechanics of Conversion.** Before any holder of Preferred Stock shall be entitled to convert such Preferred Stock into shares of Common Stock, the holder shall give written notice to the Corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the shares of Common Stock are to be issued and, in the case of Preferred Stock represented by a certificate, the holder shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for such series of Preferred Stock. The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Preferred Stock, or to the nominee or nominees of such holder, a certificate or certificates or, upon request in the case of uncertificated securities, a notice of issuance, for the number of shares of Common Stock to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of certificates, or in the case of uncertificated securities, on the date such notice of conversion is received by the Corporation, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock as of such date. If the conversion is in connection with a firm commitment underwritten public offering of securities, the conversion may, at the option of any holder tendering such Preferred Stock for conversion, be conditioned upon the closing of the sale of securities pursuant to such offering, in which event any persons entitled to receive Common Stock upon conversion of such Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the closing of such sale of securities.

(d) **Conversion Price Adjustments of Preferred Stock for Certain Dilutive Issuances, Splits and Combinations.** The Conversion Price of the Preferred Stock shall be subject to adjustment from time to time as follows:

(i) **Issuance of Additional Stock Below Purchase Price.** If the Corporation should issue, at any time after the date upon which any shares of Series Seed-1 Preferred Stock were first issued (the "Purchase Date"), any Additional Stock (as defined below) without consideration or for a consideration per share less than the Conversion Price for the Series Seed-1 Preferred Stock in effect immediately prior to the issuance of such Additional Stock (as adjusted for stock splits, stock dividends, reclassification and the like), the Conversion Price for such series in effect immediately prior to each such issuance shall automatically be adjusted as set forth in this Article IV(B)4(d)(i), unless otherwise provided in this Article IV(B)4(d)(i).

(A) **Adjustment Formula.** Whenever the Conversion Price is adjusted pursuant to this Article IV(B)4(d)(i), the new Conversion Price for such series shall be determined by multiplying the Conversion Price for such series then in effect by a fraction, (x) the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such issuance (the "Outstanding Common") plus the number of shares of

-4-

Common Stock that the aggregate consideration received by the Corporation for such issuance would purchase at such Conversion Price; and (y) the denominator of which shall be the number of shares of Outstanding Common plus the number of shares of such Additional Stock. For purposes of the foregoing calculation, the term "Outstanding Common" shall include shares of Common Stock deemed issued pursuant to Article IV(B)4(d)(i)(E) below.

(B) **Definition of "Additional Stock".** For purposes of this Article IV(B)4(d)(i), "Additional Stock" shall mean any shares of Common Stock issued (or deemed to have been issued pursuant to Article IV(B)4(d)(i)(E) below) by the Corporation after the Purchase Date, other than:

(1) securities issued pursuant to stock splits, stock dividends or similar transactions, as described in Article IV(B)4(d)(ii) below;

(2) securities issuable upon conversion, exchange or exercise of convertible, exchangeable or exercisable securities outstanding as of the Purchase Date including, without limitation, warrants, notes or options;

(3) Common Stock (or options therefor) issued or issuable to employees, consultants, officers, directors of the Corporation or other persons performing services for the Corporation pursuant to stock option plans or restricted stock plans or agreements approved by the Board of Directors;

(4) Common Stock issued or issuable in a public offering in connection with which all outstanding shares of Preferred Stock are converted to Common Stock;

(5) securities issued or issuable in connection with the acquisition by the Corporation of another company or business;

(6) securities issued or issuable to financial institutions, equipment lessors, brokers or similar persons in connection with commercial credit arrangements, equipment financings, commercial property lease transactions or similar transactions;

(7) securities issued or issuable to an entity as a component of any business relationship with such entity primarily for the purpose of (a) joint venture, technology licensing or development activities, (b) distribution, supply or manufacture of the Corporation's products or services or (c) any other arrangements involving corporate partners that are primarily for purposes other than raising capital, the terms of which business relationship with such entity are approved by the Board of Directors;

(8) Common Stock issued or issuable upon conversion of the Preferred Stock; and

(9) securities issued or issuable in any other transaction for which exemption from these price-based antidilution provisions is approved

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before or after issuance of the securities by the affirmative vote of at least a majority of the then-outstanding shares of Preferred Stock, voting together as a single class on an as-converted basis.

(C)   **No Fractional Adjustments**. No adjustment of the Conversion Price for the Preferred Stock shall be made in an amount less than one cent per share (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like), provided that any adjustments which are not required to be made by reason of this sentence shall be carried forward and shall be either taken into account in any subsequent adjustment made prior to three years from the date of the event giving rise to the adjustment being carried forward, or shall be made at the end of three years from the date of the event giving rise to the adjustment being carried forward.

(D)   **Determination of Consideration**. In the case of the issuance of Common Stock for cash, the consideration shall be deemed to be the amount of cash paid therefor before deducting any reasonable discounts, commissions or other expenses allowed, paid or incurred by the Corporation for any underwriting or otherwise in connection with the issuance and sale thereof. In the case of the issuance of the Common Stock for a consideration in whole or in part other than cash, the consideration other than cash shall be deemed to be the fair value thereof as determined by the Board of Directors irrespective of any accounting treatment.

(E)   **Deemed Issuances of Common Stock**. In the case of the issuance of securities or rights convertible into, exercisable or exchangeable into, or entitling the holder thereof to receive directly or indirectly, additional shares of Common Stock (the "Common Stock Equivalents"), the following provisions shall apply for all purposes of this Article IV(B)4(d)(i):

(1)   The aggregate maximum number of shares of Common Stock deliverable upon conversion, exchange or exercise (assuming the satisfaction of any conditions to convertibility, exchangeability or exercisability, including, without limitation, the passage of time, but without taking into account potential antidilution adjustments) of any Common Stock Equivalents and subsequent conversion, exchange or exercise thereof shall be deemed to have been issued at the time such securities were issued or such Common Stock Equivalents were issued and for a consideration equal to the consideration, if any, received by the Corporation for any such securities and related Common Stock Equivalents (excluding any cash received on account of accrued interest or accrued dividends), plus the minimum additional consideration, if any, to be received by the Corporation (without taking into account potential antidilution adjustments and without double counting for cancellation of indebtedness) upon the conversion, exchange or exercise of any Common Stock Equivalents (the consideration in each case to be determined in the manner provided in Article IV(B)4(d)(i)(D) above).

(2)   In the event of any change in the number of shares of Common Stock deliverable or in the consideration payable to the Corporation upon conversion, exchange or exercise of any Common Stock Equivalents, other than a change resulting from the antidilution provisions thereof, the Conversion Price of any series of Preferred Stock, to the extent in any way affected by or computed using such Common Stock Equivalents,

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shall be recomputed to reflect such change, but no further adjustment shall be made for the actual issuance of Common Stock or any payment of such consideration upon the conversion, exchange or exercise of such Common Stock Equivalents.

(3)   Upon the termination or expiration of the convertibility, exchangeability or exercisability of any Common Stock Equivalents, the Conversion Price of any series of Preferred Stock, to the extent in any way affected by or computed using such Common Stock Equivalents, shall be recomputed to reflect the issuance of only the number of shares of Common Stock (and Common Stock Equivalents that remain convertible, exchangeable or exercisable) actually issued upon the conversion, exchange or exercise of such Common Stock Equivalents.

(4)   The number of shares of Common Stock deemed issued and the consideration deemed paid therefor pursuant to Article IV(B)4(d)(i)(D) above shall be appropriately adjusted to reflect any change, termination or expiration of the type described in either Article IV(B)4(d)(i)(E)(2) above or Article IV(B)4(d)(i)(E)(3) above.

(F)   **No Increased Conversion Price.** Notwithstanding any other provisions of this Article IV(B)4(d)(i), except to the limited extent provided for in Article IV(B)4(d)(i)(E)(2) above and Article IV(B)4(d)(i)(E)(3) above, no adjustment of the Conversion Price pursuant to this Article IV(B)4(d)(i) shall have the effect of increasing the Conversion Price above the Conversion Price in effect immediately prior to such adjustment.

(ii)   **Stock Splits and Combinations.** In the event the Corporation should at any time after the filing date of this Certificate fix a record date for the effectuation of a split or subdivision of the outstanding shares of Common Stock, then, as of such record date (or the date of such split or subdivision if no record date is fixed), the Conversion Price of each series of Preferred Stock that is convertible into Common Stock shall be appropriately proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the number of shares of Common Stock outstanding at any time after the filing date of this Certificate is decreased by a combination of the outstanding shares of Common Stock, then, following the record date of such combination (or the date of such combination if no record date is fixed), the Conversion Price for each series of Preferred Stock that is convertible into Common Stock shall be appropriately proportionally increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding.

(iii)   **Dividends.** In the event the Corporation should at any time after the filing date of this Certificate fix a record date for the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in additional shares of Common Stock or Common Stock Equivalents (such Common Stock Equivalents, if any, "Additional Common Stock Equivalents") without payment of any consideration by such holder for the additional shares of Common Stock or the Additional Common Stock Equivalents (including the additional shares of Common Stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of such dividend distribution if no record date is fixed),

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the Conversion Price of each series of Preferred Stock that is convertible into Common Stock shall be appropriately proportionally decreased by multiplying the Conversion Price then in effect by a fraction:

(A) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(B) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution and those issuable with respect to such Additional Common Stock Equivalents.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price of each series of Preferred Stock that is convertible into Common Stock shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price of each series of Preferred Stock that is convertible into Common Stock shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of a series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock or Common Stock Equivalents in a number equal to the number of shares of Common Stock or Common Stock Equivalents as they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

(e) **Other Distributions.** In the event the Corporation shall declare a distribution payable in securities of other persons, evidences of indebtedness issued by the Corporation or other persons, assets (excluding cash dividends) or options or rights not referred to in Article IV(B)4(d)(i) above or in Article IV(B)4(d)(ii) above, then, in each such case for the purpose of this Article IV(B)4(e), the holders of each series of Preferred Stock that is convertible into Common Stock shall be entitled to a proportionate share of any such distribution as though they were the holders of the number of shares of Common Stock of the Corporation into which their shares of Preferred Stock are convertible as of the record date fixed for the determination of the holders of Common Stock of the Corporation entitled to receive such distribution (or the date of such distribution if no record date is fixed).

(f) **Recapitalizations.** If at any time or from time to time there shall be a recapitalization of the Common Stock (other than a subdivision, combination or merger or sale of assets transaction provided for elsewhere in Article IV(B)2 above or this Article IV(B)4) provision shall be made so that the holders of each series of Preferred Stock that is convertible into Common Stock shall thereafter be entitled to receive upon conversion of such Preferred Stock the number of shares of stock or other securities or property of the Corporation or otherwise, to which a holder of Common Stock deliverable upon conversion would have been entitled on such recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of this Article IV(B)4 with respect to the rights of the holders of such Preferred Stock after the recapitalization to the end that the provisions of this

Article IV(B)4 (including adjustment of the Conversion Price then in effect and the number of shares issuable upon conversion of such Preferred Stock) shall be applicable after that event and be as nearly equivalent as practicable.

(g)   **No Fractional Shares and Notices as to Adjustments.**

(i)   No fractional shares shall be issued upon the conversion of any share or shares of Preferred Stock, and the number of shares of Common Stock to be issued to a particular stockholder shall be rounded down to the nearest whole share. The number of shares issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the number of shares of Common Stock issuable upon such aggregate conversion. If the conversion would result in any fractional share, the Corporation shall, in lieu of issuing any such fractional share, upon demand by the stockholder otherwise entitled to such fractional share, pay the holder thereof an amount in cash equal to the fair market value of such fractional share on the date of conversion, as determined in good faith by the Board of Directors.

(ii)   Upon the occurrence of each adjustment or readjustment of the Conversion Price of Preferred Stock pursuant to this Article IV(B)4, the Corporation, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of such Preferred Stock a notice setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of such Preferred Stock, furnish or cause to be furnished to such holder a notice setting forth (A) such adjustment and readjustment, (B) the Conversion Price for such series of Preferred Stock at the time in effect and (C) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of a share of such series of Preferred Stock.

(h)   **Notices of Record Date.** In the event of any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right, the Corporation shall mail to each holder of Preferred Stock, at least 10 days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right.

(i)   **Reservation of Stock Issuable Upon Conversion.** The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of each series of Preferred Stock that is convertible into Common Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of such series of Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of such series of Preferred Stock, in addition to such other remedies as shall be available to the holder of such Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Certificate.

(j) **Notices.** Any notice required by the provisions of this Article IV(B)4 to be given to the holders of shares of Preferred Stock shall be deemed given if deposited in the U.S. mail, postage prepaid, and addressed to each holder of record at his address appearing on the books of the Corporation or delivered by electronic transmission to the holder of Preferred Stock using the contact information previously provided by such holder to the Corporation.

5. **Voting Rights and Powers.** Except as expressly provided by this Certificate or as provided by law, the holders of Series Seed-1 Preferred Stock shall be entitled to the same voting rights as the holders of the Common Stock and to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation, and the holders of Common Stock and the holders of Series Seed-1 Preferred Stock shall vote together as a single class on all matters. Each holder of Series Seed-1 Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Preferred Stock could be converted. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded down to the nearest whole number.

6. **Protective Provisions.** So long as any shares (as adjusted for stock splits, stock dividends, reclassification and the like) of Preferred Stock are outstanding, the Corporation shall not (by amendment, merger, consolidation or otherwise) do any of the following without first obtaining the approval (by vote or written consent, as provided by law, and either prospectively or retrospectively) of the holders of at least a majority of the then outstanding shares of Preferred Stock, voting together as a single class on an as-converted basis:

(a) alter or change the powers, rights, preferences, privileges or restrictions of the Series Seed-1 Preferred Stock so as to adversely affect the shares of such series unless the amendment affects all shares of capital stock in the same manner. For purpose of clarity, the authorization and issuance of a new series of Preferred Stock which is senior or pari passu with the rights of the Series Seed-1 Preferred Stock shall not be deemed to adversely affect the shares of the Series Seed-1 Preferred Stock.

7. **Status of Converted Stock.** In the event any shares of Preferred Stock shall be converted pursuant to Article IV(B)4 above hereof, the shares so converted shall be cancelled and shall not be issuable by the Corporation. The Corporation shall take all such actions as are necessary to cause this Certificate to be appropriately amended to effect the corresponding reduction in the Corporation's authorized capital stock and the authorized shares of Preferred Stock.

8. **Waiver of Rights.** Except as otherwise set forth in this Certificate, any of the rights, powers, preferences and other terms of a particular series of Preferred Stock set forth

herein may be waived (either prospectively or retrospectively) on behalf of all holders of such series of Preferred Stock and with respect to all shares of such series of Preferred Stock by the approval (by vote or written consent, as provided by law) of the holders of a majority of the shares of such series of Preferred Stock then outstanding.

(C) **Common Stock.**

1. **Dividend Rights.** Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors.

2. **Liquidation Rights.** Upon the liquidation, dissolution or winding up of the Corporation, or the occurrence of a Liquidation Transaction, the assets of the Corporation shall be distributed as provided in Article IV(B)2 above.

3. **Redemption.** The Common Stock is not mandatorily redeemable.

4. **Voting Rights and Powers.** Each holder of Common Stock shall be entitled to the right to one vote per share of Common Stock, to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation and shall be entitled to vote upon such matters and in such manner as may be provided by law. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of stock of the Corporation representing a majority of the votes represented by all outstanding shares of stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law.

ARTICLE V

Except as otherwise set forth herein, the Board of Directors of the Corporation is expressly authorized to make, alter or repeal Bylaws of the Corporation.

ARTICLE VI

Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation.

ARTICLE VII

Distributions by the Corporation may be made without regard to "preferential dividends arrears amount" or any "preferential rights," as such terms may be used in Section 500 of the California Corporations Code.

ARTICLE VIII

(A) To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

(B) The Corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the Corporation or any predecessor to the Corporation.

(C) Neither any amendment nor repeal of this Article VIII, nor the adoption of any provision of the Corporation's Certificate of Incorporation inconsistent with this Article VIII, shall eliminate or reduce the effect of this Article VIII in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VIII, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE IX

The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "Excluded Opportunity" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (A) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (B) any holder of Preferred Stock or any partner, member, director, stockholder, employee or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, "Covered Persons"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

ARTICLE X

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (A) any derivative action or proceeding asserting a claim on behalf of the Corporation, (B) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee or agent of the Corporation to the Corporation or the Corporation's stockholders, (C) any action or proceeding asserting a claim against the Corporation arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's Certificate of Incorporation or Bylaws, (D) any action or proceeding asserting a claim as to which the Delaware General Corporation Law confers jurisdiction upon the Court of Chancery of the State of Delaware, or (E) any action or proceeding asserting a claim governed by the

OHSUSA:767351172.2

internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

ARTICLE XI

The name and mailing address of the incorporator are as follows:

Jason A. Nahm
405 Howard Street, 10th Floor
San Francisco, California 94105

Executed on September 15, 2017.

/s/ Jason A. Nahm
Jason A. Nahm, Incorporator

internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

ARTICLE XI

The name and mailing address of the incorporator are as follows:

Jason A. Nahm
405 Howard Street, 10th Floor
San Francisco, California 94105

Executed on September 14, 2017.

Jason Nahm

/s/ Jason A. Nahm
Jason A. Nahm, Incorporator

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OHSUSA:767351172.2